ALLIED CAPITAL

40-33

1919 Pennsylvania Avenue, NW
Washington, DC 20006-3434
202.331.1112
202.659.2053 Fax

VIA COURIER

SEC MAIL PROCESSING
RECEIVED
SEP 2 0 2007
WASH., DC 209 SECTION

September 26, 2007

Filing Desk
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of Allied Capital Corporation—File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation (the "Corporation"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Corporation's motion to dismiss the case captioned Dana Ross v. Walton, et al., Civil Action No. 1:07-cv-00402-EGS.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 721-6270.

PROCESSED
SEP 28 2007
THOMSON
FINANCIAL

Sincerely,

G. Scott Lesmes
Chief Legal Officer

Enclosure

cc: Larry L Greene

07060364

UNITED STATES DISTRICT COURT
DISTRICT OF COLUMBIA

DANA ROSS, individually and on behalf of all others similarly situated, Plaintiff, vs. WILLIAM L. WALTON, PENNI F. ROLL, JOAN M. SWEENEY, and ALLIED CAPITAL CORPORATION, Defendants.	Civil Action No. 1:07-cv-00402-EGS Judge Emmet G. Sullivan

DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' FIRST AMENDED COMPLAINT

Pursuant to Federal Rules of Civil Procedure 12(b)(6) and 9(b), and the Private Securities Litigation Reform Act, 15 U.S.C. § 78u-4 ("PSLRA"), Defendants Allied Capital Corporation ("Allied"), and William L. Walton, Penni F. Roll, and Joan M. Sweeney ("Individual Defendants") (collectively "Defendants"), respectfully move to dismiss plaintiffs' First Amended Complaint with prejudice. The grounds for this Motion are set forth in full in the accompanying Memorandum of Law and the exhibits attached to the Declaration of Ryan P. Phair.

First, plaintiffs have failed to plead particularized facts to show that any defendant misstated or omitted a material fact.

Second, even if a material misstatement or omission had been properly pled, plaintiffs have not satisfied their burden under the Private Securities Litigation Reform Act, 15 U.S.C. § 78u-4(b)(1), or the United States Supreme Court's recent holding in *Tellabs, Inc. v. Makor Issues & Rights, Ltd.*, 127 S. Ct. 2499 (2007), to plead particularized facts giving rise to a "strong inference" that any defendant acted with an intent to deceive (*i.e.*, scienter).

Third, plaintiffs have not lost a cent on their investment in Allied, and thus have not shown that they suffered any damages. To the extent that they had anything beyond temporary "paper" losses, plaintiffs have not pled particularized facts to show that any alleged material misstatement caused such a hypothetical loss. Because plaintiffs have not met their burden under the United States Supreme Court's decision in *Dura Pharmaceuticals, Inc, v. Broudo*, 544 U.S. 336, 125 S. Ct. 1627 (2005) to plead "loss causation," the Amended Complaint must also be dismissed on this independent basis.

Finally, plaintiffs' attempt to bootstrap a Section 20(a) secondary liability theory against the Individual Defendants fails because they have not pled (i) a primary violation of Section 10(b) and Rule 10b-5 for the reasons discussed above, (ii) that any Individual Defendant was a "control person", as defined by the statute, nor (iii) that any Individual Defendant was a "culpable participant" in alleged securities fraud.

For all of these reasons, which are discussed in greater detail in the accompanying Memorandum of Law, defendants respectfully request that the Court dismiss the Amended Complaint in its entirety, with prejudice.

Respectfully submitted,

/s/ Thomas F. Connell

Ronald C. Machen (D.C. Bar #447889)
Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Dated: September 13, 2007

Attorneys for Defendants

UNITED STATES DISTRICT COURT
DISTRICT OF COLUMBIA

DANA ROSS, individually and on behalf of all others similarly situated, Plaintiff, vs. WILLIAM L. WALTON, PENNI F. ROLL, JOAN M. SWEENEY, and ALLIED CAPITAL CORPORATION, Defendants.	Civil Action No. 1:07-cv-00402-EGS Judge Emmet G. Sullivan

MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' FIRST AMENDED COMPLAINT

Ronald C. Machen (D.C. Bar # 447889)
Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar #479050)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
Tel.: (202) 663-6000
Fax: (202) 663-6363

Attorneys for Defendants

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

Page(s)

STATUTES AND LEGISLATIVE MATERIAL

MISCELLANEOUS

PRELIMINARY STATEMENT

Plaintiff Dana Ross is one of approximately 185,000 shareholders in Allied Capital Corporation ("Allied" or the "Company"). Claiming to have purchased 11 of Allied's 150 million outstanding shares, she filed this purported class action in February 2007. Four additional shareholders – represented by law firms that have previously brought similar, unsuccessful litigation against Allied – joined the action in July 2007 as "co-lead plaintiffs." Together, these plaintiffs have not lost one penny on their Allied investments; in fact, before filing the Amended Complaint, they could have sold their shares on the open market at a profit.

The 114-page Amended Complaint (the "A.C.") is filled with repetitive and often pointless detail. At its core, however, the Amended Complaint turns on a single allegation: that, as early as 2005, Allied and three of its senior officers – William L. Walton, Penni F. Roll, and Joan M. Sweeney (collectively, the "Individual Defendants") – knew and failed to disclose that a former employee (Patrick Harrington) at Business Loan Express ("BLX"), which is one of more than 140 portfolio companies in which Allied held investments during the alleged class period, was part of an alleged conspiracy to fraudulently originate small business loans issued by BLX and partially guaranteed by the Small Business Administration. Although the Government did not unseal the grand jury indictment of Mr. Harrington until January 2007, plaintiffs nevertheless contend that the defendants had some unspecified "inside information" about the alleged loan fraud against BLX. According to plaintiffs, the defendants intentionally refused to disclose that information to Allied's shareholders and instead filed financial and other public statements on behalf of *Allied* that were false and misleading because they did not include a disclosure of the unspecified "inside information" regarding BLX.

Even to state this claim is to show how far-fetched it is. Allied's principal business is investing in middle-market private companies and in various other investment vehicles; it refers to its investments collectively as "portfolio companies." BLX was one of ***over 140*** portfolio companies in which Allied had investments during the relevant period, and Mr. Harrington was then one of several hundred BLX employees working in one of BLX's 53 offices. Thus, plaintiffs' core claim is that Allied knew or "must have known," two years before anyone else, of an alleged loan fraud being perpetrated not against Allied, but against ***BLX***, (i) by one BLX employee (and others outside of BLX with whom he conspired), (ii) from one of BLX's 53 offices, (iii) who acted in secret to defraud lenders, the federal government, and BLX, (iv) which was one of over 140 companies in which Allied was then invested. There is no cogent or compelling reason for Allied or its top officers to have known of these activities or covered them up; indeed, BLX was a victim of the alleged wrongdoing, which also caused indirect injury to Allied.

The Amended Complaint is stunning for what it does ***not*** include. The plaintiffs have offered no witness statements. They do not refer to a single contemporaneous document that suggests that Allied knew of the alleged wrongdoing against BLX before the indictment against Mr. Harrington was unsealed on January 9, 2007. Nor are there any allegations that Allied or any of its officers or employees profited from the alleged wrongdoing; that would hardly be possible, because Mr. Harrington's alleged loan fraud ended up adversely affecting both BLX and Allied. In fact, each of the Individual Defendants, all of whom own Allied shares, were adversely affected by Mr. Harrington's alleged misconduct in the same manner as all other shareholders, including plaintiffs. Moreover, plaintiffs do not allege that any Individual Defendant profited from the alleged securities fraud through insider trading or otherwise. Indeed, none of them sold a single share of Allied stock during the class period, and all three of them voluntarily chose ***to acquire additional shares*** (through either outright purchase, or the exercise of options) during that period.

In classic strike-suit fashion, plaintiffs read the news on January 9, 2007, saw that someone at a company associated with Allied had been indicted, and promptly filed a securities fraud complaint long on conclusory paragraphs but short on facts. The core allegation of the Amended Complaint – that Allied "could have," "should have," or "must have" known as early as 2005 about the alleged loan fraud being perpetrated by Mr. Harrington against BLX – is nothing but an assumption, without a scrap of factual evidence to support it. This entire action is a classic example of what Judge Friendly long ago aptly characterized as "fraud by hindsight."[1/] As such, plaintiffs have not come close to satisfying the heightened standards for pleading securities fraud under Federal Rule of Civil Procedure 9(b) and the Private Securities Litigation Reform Act ("PSLRA").

In a trilogy of decisions over the past two years, the Supreme Court has repeatedly emphasized the "gatekeeping function" of the lower courts in weeding out at the pleading stage complaints like this one, that are little more than allegations in search of evidence.[2/] That is particularly true in complaints alleging securities fraud, as the Supreme Court made clear only a few months ago in *Tellabs*, 127 S. Ct. at 2509-10.[3/] The Amended Complaint is fatally flawed and should be dismissed for at least three separate and independent reasons.

[1/] *Denny v. Barber*, 576 F.2d 465, 470 (2d Cir. 1978) (noting that a classic case of pleading "fraud by hindsight" is where a plaintiff "simply seize[s] upon disclosures made in later annual reports and allege[s] that they should have been made in earlier ones").

[2/] *Tellabs v. Makor Issues & Rights, Ltd.*, 127 S. Ct. 2499 (2007); *Bell Atlantic Corp. v. Twombly*, 127 S. Ct. 1955 (2007); *Dura Pharms. Inc, v. Broudo*, 544 U.S. 336 (2005).

[3/] Following *Tellabs*, judges in this District have dismissed at the pleading stage cases similarly lacking in particularized facts to substantiate claims of securities fraud. *See In re Fannie Mae Sec. Litig.*, Civ.A.Nos. 06-0082 (RJC), 06-0139 (RJC), 04-1639 (RJC), Civ. A. Nos. 06-0082 (RJL), 06-0139 (RJL), 04-1639 (RJL), 2007 WL 2248037, at *2 (D.D.C. July 31, 2007) (Leon, J.); *In re XM Satellite Radio Holdings Sec. Litig.*, 479 F. Supp. 2d 165, 175 (D.D.C. 2007)

First, plaintiffs have not pled with particularity that Allied made any material misstatement or omission that was objectively false *at the time it was made.* Plaintiffs simply point to the January 9, 2007 Harrington indictment and assert that many of Allied's disclosures and financial statements during the alleged class period (November 7, 2005 through January 22, 2007) were false; plaintiffs, however, never allege particularized facts to support that conclusion. A host of other objective facts in the public record, which this Court may also consider on this motion to dismiss,[4] make plain that the claims are entirely meritless:

- Allied has not restated, or been required to restate, any of its financial statements; no government agency or independent arbiter has ever alleged that Allied's financial statements violated Generally Accepted Accounting Principles ("GAAP"); and neither BLX nor Allied nor any of Allied's employees have ever been charged with any wrongdoing having anything to do with BLX.

- Much of the Amended Complaint is a repackaged version of an earlier securities class action against Allied (brought by two of the counsel representing plaintiffs in this action), challenging Allied's methods of valuing its portfolio companies, including BLX. That action was dismissed with prejudice, at the pleading stage. *See In re Allied Capital Corp. Sec. Litig.*, No. 02 Civ 3812 (GEL), Fed. Sec. L. Rep. P 92, 411, 2003 WL 1964184, (S.D.N.Y. Apr. 25, 2003) (Ex. 8).

- The Securities and Exchange Commission ("SEC") recently concluded a three-year investigation into matters related to Allied's portfolio valuation and BLX. On June 20, 2007 – *i.e.*, six months after the Harrington indictment was unsealed – the SEC issued an administrative order closing its investigation without any finding of civil fraud or other intentional misconduct. *See* Ex. 17 (SEC Order (June 20, 2007)). Indeed, the SEC did not find that Allied's financial statements had been misstated in any respect. To the contrary, the SEC ordered Allied to *continue* to employ the internal controls it had adopted beginning in 2003, before the alleged class period even began.

(Huvelle, J.) (granting motion to dismiss all claims brought under 10(b) and 20(a) of the Exchange Act).

[4] On a motion to dismiss a securities fraud class action complaint, the Court may properly consider materials referenced in the Amended Complaint, as well as SEC filings and annual reports, analyst reports and conference call transcripts, press releases and newspaper articles, stock price tables, and other publicly available information. *See, e.g.*, *XM Satellite Radio*, 479 F. Supp. 2d at 174 n.8. Defendants accordingly request that the Court take judicial notice of the exhibits appended to the Declaration of Ryan P. Phair that are referenced in this Memorandum.

Second, as a separate and independent ground for dismissal, plaintiffs have failed to adequately plead, with particularity, facts giving rise to a "strong inference" of scienter – an intent to deceive, manipulate, or defraud – as required by *Tellabs*. Plaintiffs do not allege any direct evidence that Allied or its officers knew about the conduct underlying the Harrington indictment, and plaintiffs' bare assertions that Allied "could have," "must have," or "should have" known about both Mr. Harrington's conduct at BLX and its supposed effect on Allied are not enough. Nothing in the Amended Complaint supports a "strong inference" that Allied or the Individual Defendants knew of the alleged loan fraud against BLX, participated in it, condoned it, benefited from it, had any motive to join it, or should have understood its potential effect on Allied. Without such allegations, based on specific and particularized facts, this action must be dismissed.

Finally, before they filed their Amended Complaint on July 30, 2007, plaintiffs had numerous opportunities to sell their Allied shares on the open market for a profit. *See* Ex. 1 (Stock Price Chart – Plaintiffs' Profit Opportunities After Close of the Class Period). They chose not to do so. Even if plaintiffs had pled facts sufficient to satisfy the stringent pleading requirements for securities fraud actions, they have at most suffered only "paper" losses. These are not actionable under the Supreme Court's holding in *Dura*, 544 U.S. 336 (2005). Further, even if they had suffered some pecuniary loss, plaintiffs have not alleged particularized facts, as they must under *Dura*, that connect their supposed losses to any fraud by Allied.

For all of these reasons, the Amended Complaint fails as a matter of law and must be dismissed.

FACTS

A. Factual Background Concerning Allied and BLX

1. Allied

Allied is a private equity firm headquartered at 1919 Pennsylvania Avenue, N.W., in Washington, D.C. *See* A.C. ¶ 2. Allied is organized as a closed-end non-diversified management investment company and has elected to be regulated as a Business Development Company ("BDC") under the Investment Company Act of 1940. *See* 15 U.S.C. § 80a-1 *et seq.* (the "1940 Act"). The approximately 140 portfolio companies in which Allied invests are primarily middle-market private companies. Pursuant to Article 6 of Regulation S-X, the financial results of Allied's portfolio companies are not consolidated in Allied's financial statements. Portfolio companies are held for purposes of deriving investment income and future capital gains. Allied discloses the identity, cost basis, and carrying value of each of its portfolio companies every quarter in its public filings with the SEC. The total value of Allied's investment portfolio as of December 31, 2006, was approximately $4.5 billion. As of December 31, 2006, Allied's portfolio companies generated aggregate annual revenues of over $13 billion, and employed more than 90,000 people across the United States. Ex. 59 (Allied Capital Corp. Form 10-K at 3 (Mar. 1, 2007) ("Allied 10-K")).

Unlike typical private equity firms, Allied's stock is listed on the New York Stock Exchange. Thus, ordinary investors can buy shares of Allied stock and thereby invest in a portfolio of assets that would be generally unavailable to an average investor. *See id.* In effect, Allied is like a closed-end mutual fund: Allied investors contribute cash to Allied by participating in Allied's debt and equity offerings; Allied uses the proceeds of those offerings in turn to acquire debt and equity positions in mid-size private companies; and through those debt and equity positions, Allied seeks to improve the companies in which it invests.[5]

Although the 1940 Act requires that Allied "mak[e] available significant managerial assistance" to its portfolio companies, *see* 15 U.S.C. § 80(a)2(a)(48)(B),[6] which Allied does, Allied's portfolio companies are separately incorporated, have their own boards and officers, are independently managed, and prepare their own financial statements, which are typically audited by their own auditors and are not consolidated into Allied's results. *See, e.g.*, 17 C.F.R. § 210.6-03(c)(i).

Allied is required to value its investments in its portfolio companies on a quarterly basis, to report those values to the market, and to recognize the net unrealized appreciation or depreciation as income or expense in its financial statements. *Id.* Allied must value all of its investments, and if no market for a security exists (as is most often the case with Allied's investments in private middle-market companies, such as BLX), it must be measured by "fair value in good faith." 15 U.S.C. § 80a2(a)(41)(A); SEC Accounting Series Release No. 118, *Accounting for Investment Securities by Registered Investment Companies*, 35 FR 19986, at *2-3 (Dec. 23, 1970). Allied regularly monitors each portfolio investment, applies a consistent valuation process, and employs a grading system for its entire portfolio. *See* A.C. ¶ 59; Ex. 59 (Allied 10-K at 10-11 (Mar. 1, 2007)). Since 2004, Allied has engaged two different third-party valuations firms to review and assist in the valuation of BLX. *Id.* at 13, 56-57.

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[5] As with any such relationship, it would be normal and customary that private equity investors with a significant ownership interest would also have board representation.

[6] This furthers the Act's purpose of encouraging investment in middle market companies that lack the management expertise found in larger companies. Allied, like other BDCs, assists these companies by providing management and consulting services and supporting their efforts to structure and attract additional capital. *See* Ex. 59 (Allied 10-K at 10 (Mar. 1, 2007)).

In addition to recording periodic unrealized gains or losses when it values its portfolio companies, Allied also realizes gains or losses on the disposition of portfolio companies. *See* A.C. ¶ 44; Ex. 59 (Allied 10-K at 13 (Mar. 1, 2007)). Allied also receives two forms of compensation from its portfolio companies: interest on loans to and dividend income from its equity interests in its portfolio companies and management fees and other income received for Allied's managerial and other assistance. *See* A.C. ¶ 44.

2. BLX

BLX is one of the 140-plus companies Allied holds in its portfolio at any one time; it has been in the Allied portfolio since December 31, 2000. *See* A.C. ¶ 3. Headquartered in New York, BLX is a financial services company engaged in small business, commercial, and real estate lending and financing. BLX specializes in providing small businesses in the United States with long-term loans of up to $5 million. Ex. 33 (BLX Press Release, Jan. 11, 2007). BLX has originated over 10,000 loans and financing arrangements worth in excess of $5 billion to thousands of companies in over 300 different industries. *Id.* As of December 31, 2006, BLX had a serviced loan portfolio of over 6,400 loans totaling approximately $2.7 billion, and it had over 300 employees in 53 offices throughout the United States. *Id.*

BLX originates, sells, and services all types of loans, including conventional small business loans and real estate investment loans. It also participates in the Small Business Administration's ("SBA") Section 7(a) Guaranteed Loan Program and is licensed by the SBA as a Small Business Lending Company ("SBLC"). *See* A.C. ¶ 27. The Section 7(a) program provides loan guarantees to SBLC that are willing to lend money to qualified small businesses that are otherwise unable to obtain credit. Under the program, the SBA guarantees portions of each loan made through participating private-sector lenders, such as BLX, provided that the borrower makes a capital contribution and thereby ensures that the risk is shared by the SBA, the lender, and the borrower. *See* A.C. ¶ 39.

When a default occurs, the SBA reimburses the lender for its loss, up to the percentage of the SBA's guarantee, which is usually around 75 percent of the total amount of the loan. *Id.* Consistent with the terms of the program, BLX typically retains credit exposure for the non-guaranteed portion of each SBA loan, usually 25 percent of the loan's face value.[7] BLX is a national "Preferred Lender,"[8] which allows BLX to approve and close certain loans without prior SBA approval. BLX is subject to SBA and OIG audits, investigations, and reviews. *See* Ex. 59 (Allied 10-K at 39 (Mar. 1, 2007)).

Allied's relationship with BLX is similar to that of any other portfolio company, as described above. BLX is a Delaware limited liability company, headquartered in New York City. Allied is an investor in BLX and, as of December 31, 2006, held all of its Class A and B equity and 94.9% of its Class C equity. *See id.* at 38. BLX prepares its own separate financial statements, which are audited by BLX's own independent accountants. BLX's financial statements are not consolidated with Allied's. Allied's investment in BLX is reflected in its income statement to the extent that Allied receives fees from BLX for its managerial and other

[7] The SBA may guarantee up to 85 percent of a Section 7(a) loan up to $150,000, and up to 75 percent of such loans over $150,000. *See* 13 C.F.R. § 120.210. This means that BLX, as the lender, remains at risk of loss for the 15-25 percent of the value of each SBA loan it makes, depending on the size of the SBA guarantee. In addition, if the SBA later challenges a loan or the procedures by which it was issued, BLX may be potentially responsible for a greater percentage of the loan's value, including the portion guaranteed by the SBA. *See* 13 C.F.R. § 120.524; SBA Policy Manual, SOP 50 50 4A, Chs. 9-10; SOP 50 51 2A, Ch. 13.

[8] The SBA Guaranteed Loan Program classifies the participant lenders. *See* A.C. ¶ 41. The most common type, "General Purpose Lenders," submit loans to the SBA and request an SBA guarantee on a loan-by-loan basis. *Id.* "Preferred Lenders," on the other hand, have been delegated authority by the SBA to approve and close loans without prior SBA approval. *See* A.C. ¶ 42.

assistance,[9] accrues interest on loans made to BLX, receives dividend income from BLX, or recognizes an increase or decrease in the value of its investment in BLX. *See id.*

Allied's determination of the fair value of its interest in BLX, as disclosed in every annual and quarterly SEC filing during the class period, is based on numerous valuation analyses, including (i) comparable public company trading multiples, (ii) BLX's value assuming an initial public offering, (iii) merger and acquisition transactions for financial service companies, and (iv) a discounted dividend (and cash flow) analysis. *See* A.C. ¶ 253.[10] Allied receives valuation assistance from its third-party valuation consultants in determining the fair value of its investment in BLX, and that valuation process is typically reviewed by Allied's independent auditor. Allied's Board of Directors ultimately determines the value of its portfolio companies, including BLX. *See* Ex. 59 (Allied 10-K at 10-11 (Mar. 1, 2007)).

B. The Short Attack Against Allied and Its Consequences, 2002-2007

Since 2002 – five years before the Harrington indictment was unsealed – Allied has been subject to a relentless and very public campaign by short sellers seeking to drive down the price of Allied stock;[11] the short sellers' campaign has also led to litigation and investigations by

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[9] Allied provides support and assistance to BLX's management pursuant to the 1940 Act, including management consulting services, financial assistance and loans, and a guarantee of 50 percent of BLX's total obligations under its third-party revolving credit facility.

[10] Another type of analysis, a discounted cash flow model, was added as of December 31, 2006. *See* Ex. 59 (Allied 10-K at 57 (Mar. 1 2007)). It is used to determine the value of BLX's business operations, which is then added to BLX's adjusted net asset value. The loans held by BLX do not translate into value for Allied on a one-to-one ratio under any of the five valuation methods. So, for example, Allied does not value BLX at $2.7 billion simply because BLX's loan portfolio includes $2.7 billion in loans.

[11] A "short-seller" borrows stock from another investor and sells the borrowed stock, hoping and expecting that the price of the stock will decline. If the price declines, the short seller will be able to purchase the stock in the market later at a lower price, return the stock to the investor, and keep the profits. Unlike shareholders in a company's stock who hope to see the price of a stock

government entities. Although none of the short sellers' allegations relate to the alleged losses that plaintiffs claim to have suffered from the announcement of the Harrington indictment, the Amended Complaint repetitively recounts the allegations to cloak itself in the short-sellers' self-serving insinuations that Allied was somehow corrupt to the core. The public record lays bare both the context in which the short sellers have made their accusations and that those accusations have never been substantiated, notwithstanding the short sellers' persistence. For instance, the Amended Complaint fails to mention that, despite the short sellers' five-year campaign to discredit Allied, no court, agency, or other independent arbiter has ever found that Allied engaged in any material misconduct, let alone that it committed fraud.

Although not relevant to the substance of plaintiffs' claims, the media attention surrounding the short seller allegations and the Company's contemporaneous disclosures about the government investigations and private litigation are pertinent to demonstrating why those claims must be dismissed. As discussed in Section II of the Argument below, investors (including plaintiffs) have been on consistent notice since 2004 of the investment risks associated with Allied, including potential regulatory and criminal problems involving BLX. Because the announcement of the Harrington indictment on January 9, 2007 was consistent with the warnings investors had received for the previous two years, it was neither a "material" event giving rise to a cause of action under Section 10(b) or Rule 10b-5, nor a cause of any loss to plaintiffs.

1. The Short-Seller Attacks

Since 2002, a well-funded cabal of vocal Wall Street short-sellers, led by David Einhorn of the Greenlight Capital hedge fund, has engaged in a self-serving campaign to drive down the

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increase, a short seller's economic interest is in driving down the price of the target company. *See Levitin v. PaineWebber, Inc.*, 159 F.3d 698, 700 (2d Cir. 1998).

price of Allied stock by publicly asserting that Allied's periodic financial statements fraudulently overstate the value of Allied's portfolio investments.[12] Three examples illustrate the very public nature of Mr. Einhorn's attack against Allied.

a. **The May 16, 2002 Hedge Fund Conference:** On May 16, 2002, Dow Jones News Service reported that Mr. Einhorn announced at a hedge fund conference that he was shorting shares of Allied stock and publicly alleged that Allied was engaged in fraudulent valuation and accounting practices. *See* Ex. 18 (Dinah Wisenberg Brin, "Allied Capital: Short Recommendations Reasons Unfounded," *Dow Jones News Service* (May 16, 2002)). This announcement precipitated a 10 percent drop in Allied's stock, which was followed promptly by securities class actions filed in the Southern District of New York. In a pattern that would repeat itself over the next five years, the share price of Allied recovered quickly following Mr. Einhorn's criticisms, rebounding by mid-June (despite the fact that the market as a whole was declining), as the immediate panic created by Mr. Einhorn's statements dissipated.[13] In 2003, Judge Lynch dismissed the securities actions for failure to state a claim because, among other things, "[t]here [wa]s simply no basis on which to infer that Allied's valuation of its investments

[12] The media has chronicled Mr. Einhorn's almost-five-year campaign to drive down the price of Allied stock. *See, e.g.*, Ex. 25 (Alec Klein, *A Long Wall Street Fight Unfinished*, Wash. Post. (Nov. 25, 2006), at D01). Mr. Einhorn himself has recently garnered considerable notoriety. He was the largest single shareholder in New Century Financial, a finance company whose recent, spectacular collapse is widely regarded as a precipitating event in the current crisis in sub-prime lending. *See* Vikas Bajaj and Julie Creswell, "Lender Stops Accepting Mortgage Applications," *New York Times*, Mar. 9, 2007 at C3 (reporting that Mr. Einhorn, whose Greenlight Capital hedge fund owned 6.3 percent of New Century and who sat on that company's board, resigned from the board after New Century's share price slid 88 percent in the first three months of 2007 and the Justice Department and SEC began investigating trading and accounting irregularities).

[13] *Allied Capital*, 2003 WL 1964184, at *6 ("Allied's stock price fell only by slightly less than 10 percent (approximately $2.00), began to recover the next day, and within a week had risen by $1.01 to $24.21, outperforming the market.... By early June, the share price had risen to within a few cents of its May 15 closing price of $25.99")(internal citations omitted)(Ex. 8)).

was in fact incorrect or inflated, and thus no basis to infer that Allied's accounting policies resulted in fraudulent overvaluation." *See Allied Capital*, 2003 WL 1964184, at *4 (Ex. 8).

b. Mr. Einhorn's March 2005 Letter to Allied: On March 11, 2005, Mr. Einhorn wrote to the Allied Board of Directors alleging that there was widespread fraud at BLX, that Allied overvalued its investment in BLX, and that Allied had committed other improprieties. *See* Ex. 19 (March 11, 2005 Einhorn letter); *see also* Julie Creswell and Jenny Anderson, *A Company, A Fund, and a Feud*, N.Y. Times at C6 (Nov. 8, 2006). The chairman of Allied's Audit Committee, Brooks H. Browne, responded by letter dated March 18, 2005. *See* Ex. 20 (March 18, 2005 Browne Letter). Mr. Browne stated that Allied had conducted an investigation to determine whether there was any evidence to support Mr. Einhorn's allegations and had found none. *Id.* Mr. Browne then requested that Mr. Einhorn provide to the Allied Audit Committee any evidence in his possession supporting the allegations in the March 11 letter, as the Committee had been authorized by the Board to conduct a review of his allegations. *Id.* Mr. Einhorn neither responded to Mr. Browne's letter nor provided Allied with anything supporting his accusations.

c. Mr. Einhorn's January 22, 2007 Letter: On January 9, 2007, the indictment of Mr. Harrington was unsealed and the U.S. Attorney's Office for the Eastern District of Michigan issued a press release early that same morning.[14] By afternoon, Mr. Harrington's indictment was publicly reported, among other places, by *The Detroit Free Press* on its website.[15] On January 22, 2007, Mr. Einhorn sent a nine-page letter to Allied's Board of

[14] Ex. 31 ("Indictment of Patrick J. Harrington, *et al.*," U.S. Attorney's Office for the Eastern District of Michigan Press Release (Jan. 9. 2007)).

[15] *See* Ex. 28 (Final Version: "Businessman Indicted in Alleged Loan Fraud," *Detroit Free Press*, Jan. 10. 2007). The article was posted on the *Detroit Free Press* website by 1:48 pm on January 9. Ex. 27 ("Troy Businessman Indicted in Alleged Loan Fraud," *Detroit Free Press*,

Directors, via *PR Newswire,* proclaiming that the Harrington indictment had vindicated the allegations he had been making for years and calling for the resignation of Allied's entire management. *See* A.C. ¶ 284; Ex. 21 (*PR Newswire*, "Greenlight Capital Sends Letter to Allied Capital Board" (Jan. 22, 2007)).[16] Plaintiffs wrongly allege that this letter was a "curative disclosure" that corrected misinformation then in the market. *See* A.C. ¶¶ 310-311.[17] The inflammatory allegations that appear in the letter are set forth in the chart below to show that they are either demonstrably false or had long-since been publicly discussed and thus were already known to the market:

Allegation	Corresponding Public Information
Matthew McGee, the head of BLX's Richmond office pled guilty in 1996 to a criminal violation of the securities laws but rejoined BLX after a period of incarceration.	Mr. McGee's previous conviction had been known to the public for years. *See* Ex. 24 (Herb Greenberg, *Allied Capital Notes Risk of an Inquiry*, TheStreet.com (April 15, 2003), at 2 (arguing that BLX's Richmond, Virginia office was being "run by Matthew McGee, a convicted felon" and discussing Mr. McGee's professional history and role at BLX)).[18]

Jan. 9, 2007). *See also* Ex. 26 ("Information Issued by U.S. Attorney's Office for the Eastern District of Michigan on Jan. 9," *US Fed News*, Jan. 9, 2007).

[16] *See* Ex. 23 (A.G. Edwards Analyst Report, at 2 (Jan. 23, 2007) (observing that "[f]ollowing the news of the [Harrington indictment], several critics of [Allied] took the opportunity to reiterate their belief that BLX and [Allied] are both poorly managed and even fraudulent organizations" and identifying Mr. Einhorn as the "most vocal critic")). This campaign, in turn, "spooked many [Allied] shareholders," and subsequently drove down the price of Allied stock, just as Mr. Einhorn hoped. *Id.*

[17] Much like in 2002, Allied's stock price fell after Mr. Einhorn issued his public statement and then steadily recovered – while outperforming the market – over the next month or so. *See* Ex. 5 (Stock Price Chart – Percentage Change in Closing Prices of Allied Stock After The Close of the Class Period vs. Dow Jones Industrial Average and S&P 500) (demonstrating approximately 10 percent stock price gain during month following Mr. Einhorn's public criticism in 2002 and 2007, respectively, while generally outperforming the market).

[18] The SBA was informed of Mr. McGee's prior conviction and approved BLX's decision to hire him. Ex. 24 (Herb Greenberg, *Allied Capital Notes Risk of an Inquiry*, TheStreet.com, (Apr. 15, 2003), at 2).

Allegation	Corresponding Public Information
A 2002 SBA Office of Inspector General ("OIG") audit concluded that a loan issued to a lender for the purchase and renovation of a Georgia motel was found to have violated SBA policy and procedures, and the SBA OIG had consequently recommended suspension of BLX's preferred lender status.	The audit result and OIG recommendation have been publicly-available on-line since 2002. (SBA Office of Inspector General Audit Report No. 2-35, "Audit of Early Defaulted Loan to Kalindi LLC/Magnet Properties LLC (Sept. 30, 2002), *available at* http://www.sba.gov/ig/2-35.pdf). Notwithstanding the audit report, BLX continues to be a preferred lender in the SBA program.
The SEC and the Department of Justice had been investigating Allied's valuation practices and BLX.	All of this information had been publicly disclosed by Allied in SEC filings and public statements since 2004. *See infra* 19-20.
Mr. Einhorn's March 2005 letter had warned Allied of potential problems at BLX.	The existence and contents of Mr. Einhorn's March 2005 letter had been widely reported by the media. *See, e.g.*, Julie Creswell and Jenny Anderson, *A Company, A Fund, and a Feud*, N.Y. Times at C6 (Nov. 8, 2006).[19]

2. Litigation, Investigations, and Agency Proceedings Involving Allied Since 2002 And Their Timely Public Disclosures

Mr. Einhorn's public attacks on Allied led to a series of private civil suits against and government investigations about Allied and/or BLX. None of them has resulted in any findings of intentional misconduct by Allied. Further, the public record available to all investors demonstrates that Allied has timely, consistently, and fully disclosed the existence of all of the litigation and investigations involving BLX. *See* A.C. ¶¶ 54-56, 90-92, 114-16, 136-38, 145-47,

[19] Mr. Einhorn also compiled a lengthy list of alleged potential collateral consequences of the supposed fraud at BLX. All of these could be gleaned from Allied's SEC filings and other public disclosures. For example, Mr. Einhorn alleged that Allied had guaranteed the first 50 percent of loss on BLX's credit line (which amounted to $188 million) and guaranteed letters of credit supporting BLX's securitizations worth $29 million. Allied, however, had consistently disclosed these facts throughout the class period, *see* A.C. ¶¶ 57, 88, 117, 148, 173. Thus, they were widely known to the market and potential investors before the January 22, 2007 letter. Mr. Einhorn also repeated allegations that he had made about BLX's shrimp boat lending in a *qui tam* suit against BLX. Those allegations were known to the public since late 2006. *See infra* 21, 22. The other allegations of collateral consequences in the letter were simply speculation that shareholders, the SBA, BLX's banks, or "the government" might sue Allied as a result of the Harrington indictment. The risk of ancillary litigation as a consequence of Mr. Harrington's alleged loan fraud was not "news" to the market either.

170-72, 218-220.[20] Indeed, Allied made such disclosures even when there was no legal duty to do so.[21] Accordingly, the investing public was well aware of the risks associated with investing in Allied stock, including that something like the Harrington indictment might occur.

a. The New York Securities Class Action in May 2002: Within days of Mr. Einhorn's May 2002 attack on Allied and the approximately 10 percent drop in the share price caused by that attack, a number of individual investors filed securities class actions against Allied in federal district court in New York. By October 18, 2002, two of the firms involved in the instant action had filed a consolidated amended complaint on behalf of all plaintiffs. The amended complaint closely tracked Mr. Einhorn's allegations. Its gravamen was that Allied had ignored or delayed recognizing the effects of bad news at nine portfolio companies, including

[20] Allied's SEC filings also contain numerous warnings, repeated with each filing, about the general risks of investing in Allied stock. These risks arise from a multitude of factors, including: (i) the illiquidity of Allied's investment portfolio; (ii) the high degree of risk of investing in private companies; (iii) the effect of economic recessions or downturns; (iv) borrower default; (v) the risk that investments may not produce current returns or capital gains; and (vi) the negative effect of a significant portfolio investment failing to perform as expected. *See* Ex. 46 (Allied 10-K at 18-24 (Mar. 16, 2005)); Ex. 49 (Allied 10-Q at 73-79 (Nov. 8, 2005)); Ex. 51 (Allied 10-K at 18-23 (Mar. 13, 2006)); Ex. 54 (Allied 10-Q at 77-83 (May 8, 2006)); Ex. 57 (Allied 10-Q at 90-96 (Aug. 9, 2006)); Ex. 58 (Allied 10-Q at 93-98 (Nov. 8, 2006)); Ex. 59 (Allied 10-K at 19-24 (Mar. 1, 2007)); Ex. 61 (Allied 10-Q at 96-102 (May 8, 2007)); Ex. 62 (Allied 10-Q at 104-111 (Aug. 9, 2007)). In addition, investors are warned that Allied's private portfolio companies are "[w]ithout a readily available market" and thus, their valuation is inherently uncertain. *Id.* at 11.

[21] Allied is required to disclose only information that is material to ***Allied's*** financial statements. Allied is not generally required to disclose similar information about its portfolio companies, such as BLX. Nevertheless, Allied chose to disclose numerous details about BLX, even when they had no material effect on Allied itself. Thus, for example, Allied disclosed BLX's dependence on the SBA Section 7(a) program to potential investors throughout the class period, *see, e.g.*, Ex. 48 (Allied 10-Q at 76 (Aug. 8, 2005)); Ex. 59 (Allied 10-K at 21 (Mar. 1, 2007)); and Allied warned investors that Allied's "financial results could be negatively affected if government funding for, or regulations related to, this program change." Ex. 48 (Allied 10-Q at 76 (Aug. 8, 2005)). Allied updated this disclosure in the third quarter of 2006 to further caution that BLX "is subject to certain risks associated with changes in government funding, ongoing audits, inspections and investigations, and changes in SBA regulations." *See* Ex. 58 (Allied 10-Q at 95 (Nov. 8, 2006)). *See also generally* Ex. 51 (Allied 10-K at 20, 35 (Mar. 13, 2006)).

BLX, which led to GAAP violations. *See* Complaint, *In re Allied Capital Corp. Sec. Litig.*, Case No. 02cv3812, (S.D.N.Y Oct. 18, 2002).

The United States District Court for the Southern District of New York dismissed the action, with prejudice, for failure to state a viable claim under § 10(b) of the Securities Exchange Act and Rule 10b-5. *See Allied Capital*, 2003 WL 1964184, *4 (Ex. 8). Recognizing that "valuing securities for which no current market exists . . . is inherently imprecise," *id.* at *1, and "the multitude of factors that may appropriately be taken into account," *id.* at *4, Judge Lynch concluded that merely "alleging disagreement with some of Allied's valuations does not equate to alleging fraud." *Id.* Moreover, the court distinguished between the effect on the market of Mr. Einhorn's allegation that Allied had committed fraud and the market's evaluation of whether Mr. Einhorn's allegation was factually supportable. Judge Lynch therefore emphasized that a "fleeting dip" in Allied's stock price – a 10 percent drop in the stock price in a single day followed by a 3-week recovery to within a few cents of pre-Einhorn attack prices – was not enough to show that investors considered the *factual* bases for Mr. Einhorn's claims to be material once they had time to assess their validity. *Compare id.* at **6-7 (Ex. 8), and Complaint, *Allied Capital*, Case No. 02cv3812, at 19.

The first class action complaint was filed in May 2002. Allied timely disclosed the lawsuit in its amended Form 10-Q on June 12, 2002. Ex. 39 (Allied 10-Q at 37 (June 12, 2002)). That disclosure was repeated in every periodic filing made by Allied through March 31, 2003.[22] When Judge Lynch dismissed the suit in April 2003, Allied also reported that fact. Ex. 43 (Allied Capital Corp. Form 8-K at 2 (Apr. 24, 2003) ("Allied 8-K")).

[22] *See* Ex. 40 (Allied 10-Q at 83 (Aug. 14, 2002)); Ex. 41 (Allied 10-Q at 87 (Nov. 14, 2002)); Ex. 42 (Allied 10-K at 25 (Mar. 31, 2003)).

b. The SEC's Investigation in 2004-2007 of Mr. Einhorn's Claims and the Parallel DOJ Investigation: Mr. Einhorn's allegations piqued the interest of the SEC. In June 2004, Allied learned that the SEC had opened an informal investigation that "appear[ed] to pertain to matters related to portfolio valuation and our portfolio company, Business Loan Express, LLC. " Ex. 46 (Allied 10-K at 24 (Mar. 16, 2005)). Allied promptly issued a press release on June 24, 2004, disclosing the existence of this investigation, and repeated this disclosure in subsequent quarterly SEC filings. *See, e.g.,* Ex. 44 (Allied 10-Q at 83 (Aug. 9, 2004); Ex. 45 (Allied 10-Q at 87 (Nov. 8, 2004); Ex. 29 (Allied Press Release, June 24, 2004). The investigation lasted over three years. During that time, Allied and BLX produced millions of pages of documents, at a cost of tens of millions of dollars, to the SEC. (*See* note 24, *infra*) Senior officers of both Allied and BLX gave testimony to the SEC about valuation and other issues involving BLX. *See* Ex. 61 (Allied 10-Q at 54-55 (May 8, 2007)); Ex. 60 (Allied Capital Corp. Form 497 at S-26-S-27 (Mar. 6, 2007) ("Allied 497")).

In the end, the SEC issued an administrative order, which closed its investigation without any finding of civil fraud or other intentional misconduct. *See* Ex. 17 (SEC Order (June 20, 2007)). If there had been any intentional wrongdoing at Allied involving BLX, the SEC had the means, record, and incentive to uncover it; yet it found nothing of that nature. Instead, the SEC found only that Allied had not complied with certain general recordkeeping and internal control obligations between June 30, 2001 and March 31, 2003 – a time frame that precedes the putative class period in the instant action. Indeed, the SEC determined that, since 2003, Allied had "implemented new valuation processes, more detailed recordkeeping, and a series of additional controls and procedures over its valuation processes," *id.*, and ordered Allied to maintain the same valuation and internal control practices until 2009. *Id.* The SEC did not require Allied to restate any of its prior financial statements and imposed no financial or other penalties.

In December 2004, Allied and BLX received subpoenas from the U.S. Attorney's Office for the District of Columbia requesting the preservation and production of information regarding both companies, in connection with a criminal investigation that paralleled the SEC inquiry. As soon as Allied received its subpoena, it issued a press release: "Based on the information requested by the U.S. Attorney," Allied advised its investors that "the nature of the inquiry appears to pertain to matters similar to those allegations made by short sellers over the past two and one-half years." Ex. 30 (Allied Press Release, Dec. 27, 2004). To date, the U.S. Attorney's Office in the District of Columbia has taken no action against Allied or any of its personnel.

In its annual report for 2004, Allied disclosed that it had been notified on June 23, 2004, that the SEC was conducting "an informal investigation" of Allied that "appear[ed] to pertain to matters related to portfolio valuation and ***our portfolio company, Business Loan Express, LLC***." Ex. 46 (Allied 10-K at 24 (March 16, 2005) (emphasis added)). In addition, Allied reported at the same time that "the U.S. Attorney for the District of Columbia" had "request[ed] the preservation and production of information regarding us [Allied] and ***Business Loan Express, LLC*** in connection with ***a criminal investigation***." *Id.* (emphasis added); *see also id. at* Exhibit 13. The same disclosure, including the language about the existence of a "criminal investigation," was repeated on August 8, 2005, with the added information that "certain current and former employees" of Allied and ***BLX*** "have provided testimony and have been interviewed by the staff of the SEC and the U.S. Attorney's Office" for the District of Columbia. Ex. 48 (Allied 10-Q at 37-38 (Aug. 8, 2005)); *see id. at* 68, 81. Indeed, Allied filed no fewer than ***eleven*** public disclosures, each of which stated on more than one occasion, that both Allied and

BLX were being investigated by both the SEC and the criminal division of the U.S. Attorney's office in Washington, D.C. and that the investigations concerned two topics: (1) Allied's valuation of its portfolio companies and (2) BLX.[23] When the SEC investigation ended in June 2007, Allied promptly reported that fact as well. Ex. 62 (Allied 10-Q at 58 (Aug. 9, 2007)).[24]

c. **DOJ's Investigation of BLX in Detroit**: BLX closed its Detroit office in August 2006 and severed its relationship with Mr. Harrington in September 2006. Around that time, BLX learned that the Department of Justice and the SBA OIG were conducting an investigation into loan fraud that addressed the activities of BLX and its Detroit, Michigan office.[25] Allied promptly disclosed this information to the investing public in its Form 10-Q for the period ending on September 30, 2006. *See* Ex. 58 (Allied 10-Q at 82 (Nov. 8, 2006)). Allied made the following disclosure, which focused specifically on BLX's Detroit office: "[T]he

[23] Ex. 46 (Allied 10-K at 24, Exhibit B (Mar. 16, 2005)); Ex. 47 (Allied 10-Q at 62, 75 (May 10, 2005)); Ex. 48 (Allied 10-Q at 37-38, 81 (Aug. 8, 2005)); Ex. 49 (Allied 10-Q at 40, 66, 80 (Nov. 8, 2005)); Ex. 51 (Allied 10-K at 24, 109 (Mar. 13, 2006)); Ex. 54 (Allied 10-Q at 39, 76 (May 8, 2006)); Ex. 57 (Allied 10-Q at 50-51, 89 (Aug. 9. 2006)); Ex. 58 (Allied 10-Q at 51-52, 92 (Nov. 8, 2006)); Ex. 59 (Allied 10-K at 24-25, 131 (Mar. 1, 2007)): Ex. 61 (Allied 10-Q at 54-55, 95 (May 8, 2007)): Ex. 62 (Allied 10-Q at 58, 103 (Aug. 9, 2007)). In addition, during the cited timeframe, there are 10 Allied Form N-2s, and 19 Allied Form 497s which were publicly disclosed to the SEC, all of which are available at www.alliedcapital.com.

[24] Allied also repeatedly disclosed that these investigations were protracted and significant by noting that they involved the production of millions of documents and cost the Company tens of millions of dollars. Allied's total legal fees and other investigation-related expenses during this three-year period were $46 million. *See* Ex. 46 (Allied 10-K at Exhibit 13 (Mar. 16, 2005) ($4.6 million in fees during 2004)); Ex. 51 (Allied 10-K at 43-45 (Mar. 13, 2006)($36.4 million in fees during 2005)); Ex. 59 (Allied 10-K at 48-51 (Mar. 1, 2007) ($5.0 million in fees during 2006)); *see also* A.C. ¶ 282 (noting Allied's disclosure that it had incurred $30 million in investigation-related fees in 2005 alone).

[25] Before that time, the Department of Justice and the SBA OIG had been investigating fraud by borrowers who obtained SBA loans through BLX, a fact publicly known since at least the indictments of two borrowers in October 2005. *See* Ex. 10 (*United States v. Affas,* No. 2:05-cr-80902 (E.D. Mich. filed Oct. 6, 2005)); Ex. 9 (*United States v. Fakhoury*, No. 2:05-cr-80899 (E.D. Mich. filed Oct. 6, 2005)).

Office of the Inspector General of the SBA and the Department of Justice have been conducting investigations into the lending activities of BLX and its Detroit office. These investigations are ongoing." *Id.*[26]

The Detroit investigation ultimately led to Mr. Harrington's indictment, which was unsealed on January 9, 2007, and reported in the press.[27] Following the unsealing of Mr. Harrington's indictment, Allied disclosed the indictment and that BLX had closed its Detroit office and severed its relationship with Mr. Harrington some months earlier. *See* Ex. 32 (Allied press release, at 1, January 11, 2007).

d. FCA Action in Atlanta, Georgia Brought By Short Sellers: In or about December 2005, Mr. Einhorn's hedge fund, Greenlight Capital, filed an action as the lead plaintiff against BLX in the U.S. District Court in Atlanta, Georgia. The suit was brought under the False Claims Act and was filed under seal. The complaint was unsealed in November 2006 and was first served on BLX on or about January 12, 2007. Ex. 12 (Docket, *United States ex rel. Brickman & Greenlight Capital v. BLX, LLC*, No. 1:05 CV 3147 JEC (N.D. Ga. Dec. 13, 2005). Greenlight's complaint alleged that BLX had defrauded the SBA by making a series of loans to assist shrimp boat owners operating in the Gulf of Mexico, and that BLX should be held

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[26] In addition, a November 2006 *New York Times* article and December 2006 *Washington Post* article discussed the SEC and DOJ investigations into Allied. *See* Julie Creswell and Jenny Anderson, *A Company, A Fund and a Feud*, *New York Times*, Nov. 8, 2006, at C6; Ex. 25 (Alec Klein, *A Long Wall Street Fight, Unfinished, Washington Post*, Nov. 25, 2006, at D01).

[27] *See* Ex. 27 ("Troy Businessman Indicted in Alleged Loan Fraud," *Detroit Free Press*, Jan. 9, 2007); Ex. 28 (Final Version: "Troy Businessman Indicted in Alleged Loan Fraud," *Detroit Free Press*, Jan. 10, 2007); Ex. 26 ("Information Issued by U.S. Attorney's Office for the Eastern District of Michigan on Jan 9," *US Fed News*, Jan. 9, 2007); Ex. 31 ("Indictment of Patrick J. Harrington, *et al.*," U.S. Attorney's Office for the Eastern District of Michigan Press Release (Jan. 9. 2007)).

responsible for all losses on such loans that had defaulted.[28] The United States ***declined*** to intervene in the action. Ex. 13 (Order, *Brickman*, No. 1:05cv3147 (N.D.Ga. Nov. 13, 2006)). On April 9, 2007, BLX moved to dismiss the entire action with prejudice. That motion is now pending. Allied promptly disclosed the existence of the Atlanta, Georgia litigation brought by Greenlight Capital. Ex. 59 (Allied 10-K at 39, 108 (Mar. 1, 2007)).

e. The Derivative Action: On February 13, 2007, Rena Nadoff, an alleged shareholder of Allied stock, filed a shareholder derivative action against Allied and its Board of Directors in the Superior Court of the District of Columbia. Ex. 15 (Docket, *Rena Nadoff v. Walton*, 2007 CA 001060-07-B (Feb. 13, 2007)). Allied promptly disclosed the existence of the derivative action. Ex. 59 (Allied 10-K at 24-25, 131 (Mar. 1, 2007)). In an opinion and Order dated July 25, 2007, Judge Geoffrey Alprin dismissed the action. Ex. 16 (Order, *Nadoff*, No. 2007 CA 001060-07-B (D.C. Super. Ct. July 25, 2007)).[29] Plaintiff did not appeal the dismissal, and the time for appeal has passed.

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[28] Greenlight's complaint neglected to mention that all of the shrimp boat loans at issue were "General Purpose" loans, not "Preferred Lender" loans. As a result, they were underwritten *by the Small Business Administration* rather than by BLX. In any event, the high rate of default in the shrimp boat industry was universally recognized as having been caused by a series of unforeseen disasters, including rising oil prices after the events of September 11, 2001, two hurricanes (Katrina and Rita) that virtually eliminated the Gulf shrimping industry, and an influx of cheap imports from other countries that drove down the price of shrimp. *See* Ex. 14 (Motion to Dismiss, *Brickman*, No. 1:05cv3147 JEC, at 19, 19 n.20 (N.D.Ga. Apr. 9, 2007)); Ex. 37 (Eugene H. Buck, "Hurricanes Katrina and Rita: Fishing and Aquaculture Industries – Damages and Recovery," *CRS Report for Congress*, at 1-2 (Oct. 13, 2005)).

[29] Ms. Nadoff was also a plaintiff in one of the securities suits in 2002 that were first consolidated and then dismissed with prejudice by Judge Lynch in New York. Like the plaintiffs in the instant action, Ms. Nadoff's complaint in the derivative action cited and extensively relied upon Mr. Einhorn's various letters and public statements. Although she was only one of approximately 185,000 Allied shareholders, and held only a tiny stake in the company, Ms. Nadoff managed to attract the assistance of at least 8 lawyers. Ex. 15 (*Nadoff*, No. 2007 CA 001060-07- B).

C. Plaintiffs' Alleged Damages

Plaintiffs assert that Allied's failure to disclose in 2005 what it then supposedly knew about Mr. Harrington's alleged loan fraud against BLX "artificially inflated Allied's stock price" and caused plaintiffs to purchase Allied stock at these inflated prices. *See* A.C. ¶ 308. Plaintiffs then assert that the stock returned to its "true" value in January 2007, after *both* the Harrington indictment was unsealed and additional "curative disclosures" were made on January 11 and January 22, 2007. The facts concerning these allegations are addressed below.

1. Plaintiffs' Purchases and Their Decision Not to Sell at a Profit

This action was initially brought by plaintiff Dana Ross on February 26, 2007. Ms. Ross claims to have purchased approximately 11 shares of Allied stock in five separate transactions between March 17, 2006 and December 22, 2006. She paid prices ranging from a low of $28.99 to a high of $32.51 per share. The entire value of her alleged purchases is approximately $300.

On July 30, 2007, four "co-lead plaintiffs" (Messrs. Gonzalez, Parzhk, Sheppard and Weiner) filed an Amended Complaint, in which Ms. Ross remained a party. Each of the new co-lead plaintiffs asserted that he had the made the following share purchases:

- Mr. Gonzalez stated that he had made three purchases, of 500 shares each, on separate days in June 2006. He holds a total of 1,500 shares that he bought for prices ranging from a low of $30.00 to a high of $30.48 per share. A.C., Exhibit B.
- Mr. Parzhk stated that he made two purchases, of 1,500 and 1,000 shares respectively, in October 2006. The first purchase was at $30.65 per share, and the second at $31.6197 per share. He holds a total of 2,500 shares. A.C., Exhibit B.
- Mr. Sheppard stated that he made four purchases, all on October 4, 2006, of a total of 4,000 shares. He bought these shares at prices ranging from a low of $30.2499 to a high of $30.3400 per share. A.C., Exhibit A.
- Mr. Weiner stated that he purchased 2,300 shares on May 2, 2006, at $31.20 per share. A.C., Exhibit B.

All of Ms. Ross's purchases were made almost two years after Allied first disclosed (on June 24, 2004, and December 27, 2004, respectively) that the SEC and the criminal division of the Justice Department were investigating Allied and BLX in connection with valuation and other issues raised by Mr. Einhorn. Ms. Ross's last two purchases – on December 12, 2006 for $32.51 per share, and on December 12, 2006, for $29.58 per share – were made more than a month after Allied had disclosed that "the Office of the Inspector General of the SBA and the Department of Justice have been conducting investigations into the lending activities of BLX and its Detroit office." Ex. 58 (Allied 10-Q at 82 (Nov. 8, 2006)). Like Ms. Ross, each of the new "co-lead plaintiffs" purchased their shares long after Allied had first begun reporting on the SEC and criminal division investigations of Allied and BLX. Like Ms. Ross, they continued to hold their shares despite the disclosure in November 2006 of investigations centered on BLX's Detroit office.

Before the four co-lead plaintiffs elected to join the litigation on July 30, 2007, the price of Allied shares had risen above the prices any of them (or Ms. Ross) had paid for any of their shares. For example, in June 2007 alone, there were ***18 days*** in which Allied shares traded at prices higher than the highest price ($31.6197) paid by any of the four co-lead plaintiffs for any of their shares.[30/] During that same month, there were ***7 days*** in which Allied shares traded at prices higher than the highest price ($32.51) that Ms. Ross had paid (for approximately 2 ½ shares purchased on Dec. 12, 2006) for any of her shares.[31/] On any of those days (which are

[30/] June 1 ($32.00), June 4 ($32.61), June 5 ($33.09), June 6 ($32.85), June 7 ($32.60), June 8 ($32.40), June 11 ($32.96), June 12 ($32.95), June 15 ($31.80), June 18 ($32.17), June 19 ($31.91), June 20 ($32.13), June 21 ($31.80), June 22 ($32.84), June 25 ($31.80), June 26 ($31.88), June 27 ($31.70), and June 28 ($32.00).

[31/] June 4 ($32.61), June 5 ($33.09), June 6 ($32.85), June 7 ($32.60), June 11 ($32.96), June 12 ($32.95), and June 22 ($32.84).

only examples taken from June 2007), all five of the plaintiffs in this action could have sold their entire holdings in Allied and walked away with a substantial profit on every share, in addition to the substantial dividends that they had already received from Allied.[32] Instead, the five plaintiffs elected to hold their shares and sign on to an Amended Complaint in which they now assert that they have suffered "losses."

2. Market Reaction to the Harrington Indictment and the So-Called "Curative Disclosures"

Plaintiffs allege that the events of January 2007 caused Allied's shares to decline to their true value. These assertions are contradicted by the facts.

a. The Harrington Indictment: Contrary to plaintiffs' contention, the Harrington indictment had little if any effect on Allied's stock price. The indictment was announced before the market opened on January 9, 2007 and was publicly reported soon thereafter.[33] As plaintiffs have acknowledged, Allied shares trade in "efficient markets" in which "unexpected corporate events" can be expected to cause "an immediate response in stock price." A.C. ¶¶ 314-315. The "immediate response" of the market to the news of the Harrington indictment was a price *increase*: Although the share price closed at $32.68 on January 8, it opened higher on January 9,

[32] During the alleged class period, Allied paid its shareholders dividends on seven occasions, totaling ***$3.08*** per share. The payments were as follows: a $0.58 dividend on December 29, 2005, an extra $0.03 dividend on January 27, 2006, a $0.59 dividend on March 31, 2006, a $0.60 dividend on June 30, 2006, a $0.61 dividend on September 29, 2006, a $0.62 dividend on December 27, 2006, and an extra $0.05 dividend on January 19, 2007. *See* Ex. 59 (Allied 10-K at 26 (Mar. 1, 2007)). Plaintiffs were entitled to receive these dividends during any period in which they held Allied shares.

[33] News of the Harrington indictment had leaked early in the morning of January 9, 2007, and was publicly reported by the media later that afternoon. *See* Ex. 26 ("Information Issued by U.S. Attorney's Office for the Eastern District of Michigan on Jan 9," *US Fed News*, Jan. 9, 2007); Ex. 31 ("Indictment of Patrick J. Harrington, *et al.*," U.S. Attorney's Office for the Eastern District of Michigan Press Release (Jan. 9. 2007)); Ex. 27 ("Troy Businessman Indicted in Alleged Loan Fraud," *Detroit Free Press*, Jan. 9, 2007); Ex. 28 (Final Version: "Troy Businessman Indicted in Alleged Loan Fraud," *Detroit Free Press*, Jan. 10, 2007).

2007, at $32.75, after news of the indictment had been released to the market. In addition, after the market opened on January 9, the price continued to rise, closing at $32.98 for the day. Although the price fell somewhat on the following day (January 10), it still closed at $31.58 – a drop of $1.10, or only 3.37 percent, from its last price before the indictment was announced.

b. Allied January 11, 2007 Statement: On January 11, 2007, at approximately 11:08 am, Allied issued a brief (4-paragraph) statement designed to "clarify potential misperceptions" about the Harrington indictment. It noted that:

> BLX is one of Allied Capital's approximately 140 portfolio companies. We have been monitoring this situation, as well as other factors at BLX, in determining the fair value of our investment in BLX, and as we disclosed in our September 30, 2006 Form 10-Q, we valued that investment at $284.9 million, including a $34.3 million write-down for the quarter. This means that BLX represented only 6.2% of Allied Capital's total assets of $4.6 billion and 5.4% of total interest and related portfolio income for the nine months ended September 30, 2006. [. . . .] BLX closed its Detroit office in August 2006, and Mr. Harrington ceased working for BLX in early September 2006.

See A.C. ¶ 192.[34]

Contrary to plaintiffs' assertions, the market reacted ***positively*** to this statement; Allied's stock closed at $29.40 for the day, which was up $0.75 per share when compared with the stock price at the time Allied released the statement. *See* Ex. 3 (Stock Price Chart – Allied Capital Intraday Stock Price on January 11, 2007 by Minute). Moreover, several knowledgeable analysts recognized that Allied had already warned potential investors about the risks associated

[34] At the same time, BLX attempted to put the Harrington indictment into perspective by issuing a press release in which it noted: "BLX has 53 offices throughout the United States and has over 300 employees. As of December 31, 2006, BLX has a serviced loan portfolio of over 6,400 loans totaling approximately $2.7 billion." Ex. 33 (BLX Press Release (Jan. 11, 2007)).

with these ongoing investigations and that Allied's stock had simply experienced a dip as a result of a temporary market overreaction. *See, e.g.*, Ex. 22 (BOA at 1, 5 (Jan. 12, 2007)).[35]

c. **Mr. Einhorn's January 22, 2007 Letter**: As already noted, on January 22, 2007, Mr. Einhorn released a long letter full of accusations against Allied, which plaintiffs now characterize as a curative disclosure. A.C. ¶¶ 14, 310. The January 22, 2007, letter contained no new information but instead simply recycled old, unsubstantiated allegations. *See supra* 13-15.

In response to the January 22, 2007 letter, Allied issued a press release explaining that the letter was "yet another example of his [Mr. Einhorn's] long-running attempts to manipulate the price of Allied Capital's stock to increase the value of Greenlight Capital's short position":

> Throughout the nearly five years of attacks, Mr. Einhorn has made numerous misleading allegations, typified by today's letter. The financial performance of Allied Capital over the past five years is

[35] Four days later, on January 15, 2007, Allied issued another statement to assuage investor concerns about the effect of the Harrington indictment on BLX's "preferred lender" status with the SBA:

> Allied Capital understands that BLX is working cooperatively with the Small Business Administration with respect to [the Harrington indictment]. In particular, Allied Capital understands that BLX is working with the SBA so that it may remain a preferred lender in the SBA 7(a) program and retain the ability to sell loans into the secondary market. Allied Capital anticipates that BLX will abide by certain terms and conditions under which they will operate going forward in the program and Allied Capital will stand behind any financial commitments BLX makes to the SBA in this regard to prevent any loss due to fraud. Allied Capital is monitoring the situation and has retained an independent third party to work with BLX to conduct a review of BLX's internal control systems, with a focus on preventing fraud and further strengthening the company's operations.

See A.C. ¶ 276. The market reacted positively to this statement as well in the ensuing days *See, e.g.*, Ex. 23 (Jan. 23, 2007 AG Edwards Report). Shortly thereafter, the SBA signed a letter of intent with BLX to maintain its "preferred lender" status, *see* Ex. 36 (BLX Press Release, Mar. 6, 2007), which BLX maintains to this day. *See* Ex. 38 (SBA List of Preferred Lending Program Lenders, available at http://www.sba.gov/services/financialassistance/7alenderprograms/plp/index.html; http://www.sba.gov/idc/groups/public/documents/sba_homepage/serv_fa_plplist.doc).

> the most eloquent response to Mr. Einhorn's allegations. Allied Capital generated an average annual total return for shareholders for the five years ended December 31, 2006 of 14.3% including dividends to shareholders totaling $1.46 billion over the same period. While Mr. Einhorn busied himself with repeated attacks against Allied Capital over the last five years, Allied Capital's Board of Directors and management have maintained their focus on creating shareholder value and building the Company.

Ex. 35 (Allied Press Release, at 1, Jan. 22, 2007). Allied concluded by requesting that Mr. Einhorn come forward "with full disclosure of his financial interests in the Company over the last five years, so that his financial incentive behind his attacks is known." *Id.* Mr. Einhorn did not respond to Allied's invitation.

ARGUMENT

All of the allegations in the 114-page Amended Complaint boil down to one simple claim of securities fraud: Defendants were aware of Mr. Harrington's conduct two or more years before his indictment was unsealed and covered it up in order to artificially inflate Allied's financial results. Plaintiffs seek to amplify the supposed fraud by reciting its alleged consequences (*i.e.*, false Allied financial statements, fraudulent disclosure concerning BLX's compliance with its credit facilities, false SOX certifications, and inaccurate disclosures) over and over again, apparently in the vain hope that reciting their laundry list of supposed consequences will mask their failure to plead particularized facts demonstrating that there was even a cover-up in the first place.

Under Section 10(b) of the Exchange Act and related SEC Rule 10b-5, plaintiffs must plead, with particularity, (i) a misrepresentation or omission of a material fact (ii) in connection with the purchase or sale of a security (iii) that was made in a wrongful state of mind (*i.e.*, scienter) (iv) on which a plaintiff relied (*i.e*, reliance) (v) that proximately caused (*i.e.*, loss causation) (vi) economic loss. *See Fannie Mae*, 2007 WL 2248037, at *9 (citing *Kowal v. MCI*

Commc'ns Corp., 16 F.3d 1271, 1276 (D.C. Cir. 1994). Plaintiffs have not pled particularized facts sufficient to allege:

- That Allied either (i) materially mischaracterized anything about Mr. Harrington's activities and how they affected Allied or (ii) omitted disclosure of any material fact about Mr. Harrington's activities that it had a duty to disclose, *see infra* Section II;

- That Allied was aware of the conduct underlying the Harrington indictment and acted with scienter in failing to disclose that fact to its investors, *see infra* Section III;

- That they have suffered any losses that were proximately caused by the alleged misstatements or omissions, or for that matter, that they have suffered any damages whatsoever, *see infra* Section IV; and

- That any individual defendant was a "control person" who "culpably participated" in the alleged fraud making them secondarily liable under Section 20(a), *see infra* Section V.

Accordingly, the Amended Complaint must be dismissed with prejudice for failing to satisfy the heightened pleading standards of the PSLRA and Federal Rule of Civil Procedure 9(b).

I. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 REQUIRES COURTS TO ACT AS GATEKEEPERS IN SCREENING OUT UNMERITORIOUS STRIKE SUITS AT THE PLEADINGS STAGE

The United States Supreme Court recently explained that, even under Federal Rule of Civil Procedure 8 notice pleading standards, a complaint must contain "more than labels and conclusions, and a formulaic recitation of the elements of a cause of action will not do." *Twombly*, 127 S. Ct. at 1965. The Supreme Court warned that it is crucially important for courts to weed out unmeritorious cases early in the litigation, so that defendants are not forced to choose between incurring massive legal fees or being blackmailed into unreasonable settlements. *Id.* at 966-67.

In the context of this case, however, Congress and the Supreme Court have explained that the "heightened pleading requirements of Federal Rule of Civil Procedure 9(b)" apply and that "plaintiffs [consequently] must allege *all* elements of a 10b-5 claim with specificity in order to survive a motion to dismiss." *Adams v. Intralinks Inc,* No. 03 Civ. 5384 SAS, 2004 WL 1627313, at *4 (S.D.N.Y. July 20, 2004) (emphasis added). Moreover, Congress passed the Private Securities Litigation Reform Act in 1995 to "deter opportunistic private plaintiffs from filing abusive securities fraud claims." *In re Silicon Graphics Inc., Sec. Litig.*, 183 F.3d 970, 973 (9th Cir. 1999); *see also In re U.S. Office Prods. Sec. Litig.*, 326 F. Supp. 2d 68, 75 (D.D.C. 2004). "[T]o provide a filter at the earliest stage (the pleading stage) to screen out lawsuits that have no factual basis," *GSC Partners CDO Fund v. Washington*, 368 F.3d 228, 246 (3d Cir. 2004), "Congress enacted two heightened pleading requirements for securities fraud cases," *In re Navarre Corp. Sec. Litig.*, 299 F.3d 735, 741 (8th Cir. 2002):

First, plaintiffs must specify each misleading statement or omission and explain exactly what was misleading about it. 15 U.S.C. § 78u-4(b)(1). This standard is designed "to embody in the Act itself *at least* the standards of Rule 9(b) [of the Federal Rules of Civil Procedure]," *see Fannie Mae*, 2007 WL 2248037, at *7 (emphasis added), and requires plaintiffs to state "the time, place and content of the false misrepresentations, the fact[s] misrepresented, and what was retained or given up as a consequence of the fraud." *See XM Satellite Radio*, 479 F. Supp. 2d at 175; *see also DiLeo v. Ernst & Young*, 901 F.2d 624, 627 (7th Cir. 1990).

The purpose of this requirement is to ensure that plaintiffs' allegations contain "sufficient indicia of fraud to state a claim under Rule 10b-5 and justify the enormous expense and burden of discovery and trial of a large securities fraud action." *Kowal v. MCI Commc'ns Corp.*, Civ.A.No. 90-2862 JGP, 1992 WL 121378, at *3 (D.D.C. May 20, 1992). Incredibly, the very first paragraph of the Amended Complaint speculates that "further substantial evidentiary support exists for the allegations set forth below and will be identified after a reasonable opportunity for discovery." *See* A.C. ¶ 1. Under the PSLRA, discovery is not available during the pendency of a motion to dismiss, and plaintiffs must instead conduct sufficient pre-filing investigation to plead their allegations with particularity; plaintiffs are therefore obliged to plead their unidentified and undiscovered "substantial evidentiary support" in this Amended Complaint or face dismissal. 15 U.S.C. 78u-4(b)(3)(B); *see also Silicon Graphics,* 183 F.3d at 985; H.R. Conf. Rep. No. 104-369, p. 31 (1995), U.S. Code Cong. & Admin. News 1995, pp. 679, 730 (criticizing "abusive" practices including "the routine filing of lawsuits . . . with only [a] faint hope that the discovery process might lead eventually to some plausible cause of action").

Second, as the United States Supreme Court reiterated again this year in *Tellabs,* plaintiffs must "state *with particularity* facts giving rise to a *strong inference* that the defendant acted with the required state of mind." *Tellabs*, 127 S. Ct. at 2516 (*quoting* 15 U.S.C. § 78u-4(b)(2)) (emphasis added). Thus, plaintiffs must plead particularized facts to support their contention that defendants acted with the "*intent* to deceive, manipulate or defraud." *Kalnit v. Eichler,* 264 F.3d 131, 138 (2d Cir. 2001) (emphasis added)(citations omitted). Plaintiffs may not rely, as they have here, on "bare inferences" that defendants "must have known" that their statements were inaccurate or misleading at the time they were made. *Interbank*, 329 F. Supp. 2d at 92 (*quoting In re Advanta Corp. Sec. Litig.*, 180 F.3d 525, 539 (3d Cir. 1999)). Allegations of "merely simple or even inexcusable negligence" will not survive a motion to dismiss. *See Fannie Mae*, 2007 WL 2248037, at *7.

Moreover, as the Supreme Court explained, courts "must consider at the pleadings stage plausible *nonculpable* explanations for the defendant's conduct as well as inferences favoring the plaintiff" and whether "*all* of the facts alleged, taken collectively, give rise to a strong inference of scienter, not whether any individual allegation, scrutinized in isolation meets that standard."

Tellabs, 127 S. Ct. at 2509 (emphasis added). An inference of scienter will only survive a motion to dismiss "if a reasonable person would deem the inference of scienter *cogent* and *at least as compelling as any opposing inference* one could draw from the facts alleged." *Id.* at 2510 (emphasis added). Plaintiffs are not close to meeting their burden.

II. PLAINTIFFS HAVE NOT PLED PARTICULARIZED FACTS SHOWING A MATERIAL MISSTATEMENT OR OMISSION

A. What Defendants Learned on January 9, 2007 Is Not What They Knew on January 8, 2007: "Fraud by Hindsight" Does Not State a Claim

On January 9, 2007, Mr. Harrington's indictment was unsealed and the veil of secrecy required by Federal Rule of Criminal Procedure 6(e) protecting grand jury proceedings was lifted. The markets learned of the indictment and incorporated that information into the stock price immediately. Like the rest of the world, what Allied learned on January 9th was different from what it knew on January 8th, or any time prior. Nevertheless, plaintiffs assert that Company statements were false or misleading, either affirmatively or by omission, because Allied had not previously disclosed Mr. Harrington's alleged loan fraud.

Plaintiffs have not, however, pled a single fact to show that Allied or any other defendant understood what Mr. Harrington had done before the government unsealed the indictment. That is plaintiffs' burden and they have not met it.[36] Instead, plaintiffs "simply seized upon disclosures made later . . . and alleged that they should have been made earlier." *See Denny*, 576

[36] This is typically accomplished by allegations based on confidential witnesses or internal corporate documents. *See* Ethan D. Wohl, *Confidential Informants in Private Litigation: Balancing Interests in Anonymity and Disclosure*, 12 Fordham J. Corp. & Fin. L. 551, 556 (2007) ("Informants are virtually the ***only*** means of obtaining non-public evidence of wrongdoing at a company, and are often essential for avoiding early dismissal of an action." (emphasis added)); *California Public Employees' Retirement Sys. v. Chubb Corp.*, 394 F.3d 126, 155 (3d Cir. 2004) (rejecting reliance on unspecified internal corporate documents); *Southland Sec. Corp. v. INSpire Ins. Solutions Inc.*, 365 F.3d 353, 370 (5th Cir. 2004) (same); *In re Scholastics Corp. Sec. Litig.*, 252 F.3d 63, 72 (2d Cir. 2001) (same). *See generally* Jonathan C. Dickey, *et al.*, *Current Trends in Federal Securities Litigation*, ALI-ABA (July 20-22, 2006).

F.2d at 470. Plaintiffs' pleading rests on the notion that "simply because the [original] alleged misrepresentation conflicts with the [later] state of facts, the [original] statement must have been false [when made]." *XM Satellite Radio*, 479 F. Supp. 2d at 176 (*quoting In re Glen Fed Sec. Litig.*, 42 F.3d 1541, 1548 (9th Cir. 1994)). Pleading "fraud by [using] hindsight," *Denny*, 576 F.2d at 470, is not an adequate means to state a claim because it does not describe what defendants supposedly knew at the time of the alleged misstatement or omission. *See San Leandro Emergency Med. Group Profit Sharing Plan v. Phillip Morris Cos.*, 75 F.3d 801, 812-13 (2d Cir. 1996). And plaintiffs have pled no facts supporting the existence of a fraud *at the time* of the alleged misstatements or omissions.

Allied's valuation of BLX. When conducting its periodic valuations, Allied takes into account all material information then known to it concerning each of the portfolio companies. *See* Ex. 51 (Allied 10-K at 11 (Mar. 13, 2006) ("Our fair value methodology includes the examination of, among other things, the underlying investment performance, financial condition, and market changing events that impact valuation.")). Thus, when Allied learned of an investigation of the Detroit office, it took that into account in determining the fair value of its investment in BLX. *See* Ex. 58 (Allied 10-Q at 82 (Nov. 8, 2006)). Plaintiffs allege, however, that *every* prior valuation of BLX during the alleged class period was materially false because it did not incorporate the *potential* impact of Mr. Harrington's alleged conduct into the valuation of BLX. Plaintiffs have not, however, alleged a single fact to support the notion that Allied knew anything about Mr. Harrington's indictment before the grand jury's findings were announced. Even if, in hindsight, the fair value of BLX turned out to have been overstated, that does not state a claim. Plaintiffs must plead "inconsistent contemporaneous statements or information (such as internal reports) which were made by or available to the defendants" to establish both that the valuations were false ***at the time they were made***, *see, e.g., Yourish v. California Amplifier*, 191 F.3d 983, 994-95 (9th Cir. 1999) (*quoting Glen Fed*, 42 F.3d at 1549), and the amount by which they were misstated, *see Allied Capital*, 2003 WL 1964184, at *5-6 (Ex. 8). They have done neither.[37]

Net investment income. Plaintiffs also repeatedly assert that because BLX's valuation was inflated, Allied's reported "net investment income" was also misstated. *See* A.C. ¶¶ 45-46, 49-53, 74-77, 101-111, 134-35, 142, 164-66, 232-240. This allegation fails not only because it too reflects "fraud by hindsight," but also because it misconstrues how investment income at Allied is reported. Net investment income generally reflects: (i) interest on loans Allied makes to portfolio companies and (ii) management and other fees collected from portfolio companies. *Compare* Ex. 58 (Allied 10-Q at 34, 71-73 (Nov. 8, 2006) (net investment income)) *with id.* at 35, 79, 82 (valuation of portfolio companies). Thus, the valuation assigned to BLX has no bearing whatsoever on reported net investment income. Plaintiffs have pled no facts to show: (i) that Allied did not in fact earn the interest and management or other fees that it reported; (ii) that any statement made about the net investment income was false at the time it was made; and (iii) the period during which Allied should have ceased accruing either the management fees or interest.

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[37] To the extent that plaintiffs otherwise allege some "disagreement with some of Allied's valuations," that is exactly the claim that was dismissed by Judge Lynch in the 2002 class action and does not state a claim either. *Allied Capital*, 2003 WL 1964184 (Ex. 8). Indeed, during the class period here, Allied's valuation process employed at least four separate methods that were overseen by a Chief Valuation Officer, utilized third party valuation assistance, and the process was reviewed by Allied's independent auditor. *See* Ex. 59 (Allied 10-K at 12-13, 57, Exhibit 23 (Mar. 1, 2007)).

BLX credit facilities. Plaintiffs repeatedly allege that Allied's statements that BLX was in compliance with the terms of its revolving credit facility were false because of Mr. Harrington's alleged conduct. *See* A.C. ¶¶ 57-58, 88-89, 117-18, 148-49, 173-74. For the reasons discussed above, this allegation, too, is "fraud by hindsight." In addition, plaintiffs misstate the disclosure: Allied said that "BLX" – not Allied – "ha[d] determined it was in compliance with the terms of the [revolving credit] facility" as of the specified date. *See* A.C. ¶ 148. Plaintiffs do not allege that BLX did not so advise Allied. Thus, nothing has been pled to be false about the statement. Moreover, plaintiffs do not identify any provision in the credit agreements on which BLX defaulted, how the default occurred, when the alleged default occurred, the effect of the alleged default on BLX, or how BLX's default would or should have affected Allied's financial statements. Indeed, plaintiffs do not even name BLX's lenders, and they give no indication that they have even read BLX's credit agreements.

Sarbanes-Oxley certifications. Plaintiffs' assertion that defendants Mr. Walton and Ms. Roll's certifications about Allied's internal controls and its financial statements were false also fails because, again, plaintiffs have pled no facts to show that the financial statements (and, thus, the certifications about them) were false *at the time they were made*.[38] Nor have the plaintiffs alleged facts to show that certifications about Allied's internal controls were false *at the time they were made*. As an initial matter, neither Mr. Walton nor Ms. Roll certified the internal controls at BLX. Sarbanes-Oxley certifications apply only to "consolidated subsidiaries," 15 U.S.C. § 7241(a)(4)(B), which BLX is not. *See, e.g.*, 17 C.F.R. § 210.6-03(c)(i). Although

[38] Moreover, "there is nothing in either the 1934 Securities Exchange Act or the Sarbanes-Oxley Act and implementing regulations that authorizes plaintiffs to base a claim for securities fraud on an alleged misstatement in a Sarbanes-Oxley certification." *In re Silicon Storage Tech., Inc., Sec. Litig.*, No. C-05-0295 PJH, 2007 WL 760535, at *17 (N.D. Cal. Mar. 9, 2007); *see also In re Watchguard Sec. Litig.*, No. C05-678J, 2006 WL 2038656, at *10 (W. D. Wash. Apr. 21, 2006).

Allied may monitor certain internal controls at its portfolio companies, Sarbanes-Oxley neither requires it to do so nor requires it to make certifications about the portfolio companies. Thus, there is no link between the Sarbanes-Oxley certifications and Mr. Harrington's alleged misconduct and therefore no basis on which to assert falsity in the certifications, even in hindsight. Finally, because plaintiffs do not plead particularized facts to show that *Allied*'s (as opposed to BLX's) internal controls were sufficiently flawed to cause the certifications to be false, they have not pled that there was anything false about the Sarbanes-Oxley certifications.

B. Allied's Investors Were Fully Apprised Of The Risks Associated with an Investment in the Company

In determining whether a particular statement is deceptive,[39] it is a "well-established principle that a statement or omission must be considered in context, so that accompanying statements may render it immaterial as a matter of law." *In re Donald J. Trump Casino Sec. Litig.*, 7 F.3d 357, 364 (3d Cir. 1993). As explained above, Allied consistently disclosed: (i) the existence of an informal SEC investigation, (ii) a DOJ criminal investigation,[40] and (iii) that those investigations were focused both on BLX and on Allied's accounting for, among other things, BLX. *See* A.C. ¶¶ 54-56, 90-92, 114-16, 136-38, 145-47, 170-72, 218-220. Soon after BLX closed the Detroit office and parted ways with Mr. Harrington in the third quarter of 2006,

[39] Section 10(b) prohibits only the use of a "manipulative or deceptive device or contrivance." 15 U.S.C. § 78j(b). The United States Supreme Court has observed that this is a term of art, reaching conduct "designed to deceive or defraud investors." *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 197 (1976). Without deception, there can be no claim under Section 10(b). *See Santa Fe Indus., Inc. v. Green*, 430 U.S. 462, 473 (1977) ("The language of § 10(b) gives no indication that Congress meant to prohibit any conduct not involving manipulation or deception").

[40] The difference between a criminal investigation of BLX by the U.S. Attorney's Office for the District of Columbia and a criminal investigation of BLX by the U.S. Attorney's Office for the Eastern District of Michigan is not material. Both pose precisely the same risks to Allied.

Allied added a specific disclosure concerning pending SBA-OIG and DOJ investigations into the lending activities of BLX and its Detroit office. *See* Ex. 58 (Allied 10-Q at 82 (Nov. 8, 2006)).

Despite those disclosures, plaintiffs claim that Allied failed to warn them adequately about the risks associated with Harrington's alleged loan fraud (including that BLX closed its Detroit office in August 2006 and parted ways with Mr. Harrington in September 2006). *See* A.C. ¶ 56. Plaintiffs' contention is belied by the disclosures themselves. Indeed, plaintiffs opted to purchase Allied securities at a time when they were on notice that: (i) Allied – and BLX – were the subject of civil and criminal investigations; (ii) short sellers were falsely trumpeting that Allied was a house of cards and that BLX was rotten; (iii) the illiquidity of Allied's portfolio made it difficult to value and posed substantial risks; and (iv) BLX's future fortune depended on the quality of its relationship with regulators, including the SBA. While Allied's public disclosures evolved in response to what it learned over time, plaintiffs cannot reasonably contend that anything of relevance to their investment decision was kept from them.[41/] *See supra* note 20. As one analyst noted in January 2007, the investigation leading to the Harrington indictment "has been disclosed in company filings over the past two years." Ex. 22 (BOA Analyst Report at 1 (Jan. 12, 2007)).[42/]

[41/] Thus, although Allied's November disclosure about the SBA and criminal investigations relating to the alleged Harrington loan fraud were more detailed than previous disclosures, Allied had acknowledged since December 2004 that Allied and BLX were subject to both civil and criminal inquiries. Further, Allied has consistently made extensive disclosure about the regulatory and business risks that BLX faces. *See supra* 19-20.

[42/] Indeed, Mr. Einhorn had contended publicly since at least 2002 that BLX was rife with fraud. *See* Ex. 25 (Alec Klein, *A Long Wall Street Fight Unfinished*, Wash. Post. (Nov. 25, 2006)). While Mr. Einhorn was then wrong and remains so today, what matters here is that plaintiffs purchased Allied securities notwithstanding the Company's own disclosures and Einhorn's dark prognostications.

Plaintiffs had more than adequate warnings to put them on notice of a potential risk. Accordingly, plaintiff cannot have been deceived when one potential consequence of the very risks about which they had been forewarned materialized.[43]

C. Allied Is Not Required to Disclose Uncharged Criminal Conduct

"When an allegation of fraud is based upon nondisclosure, there can be no fraud absent a duty to speak." *Chiarella v. United States*, 445 U.S. 222, 235 (1980).[44] There is no obligation to disclose uncharged criminal conduct or alleged corporate mismanagement unless and until it results in an indictment or other material government enforcement action.[45] *See, e.g., In re Marsh & McLennan*, No. MDL No. 1744, 04 Civ. 8144 (SWK), 2006 WL 2057194, at *13 (S.D.N.Y. July 20, 2006).[46] Thus, even if Allied had known about the seriousness of Mr.

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[43] *See Saltzberg v. TM Sterling/Austin Assocs., Ltd.*, 45 F.3d 399, 399-400 (11th Cir. 1995) (affirming summary judgment for defendant because warning in prospectus adequately notified plaintiffs of risks and thus the alleged omissions and misrepresentations were immaterial as a matter of law). To conclude otherwise would be to transform Allied into an insurer for every plaintiff who wishes to accept risk in the hope of future gains, but not the consequences that accompany such an investment. *See JSMS Rural LP v. GMG Capital Partners III, LP*, No. 04 Civ. 8591 (SAS), 2006 WL 2239681, at *2 (S.D.N.Y. Aug. 4, 2006) ("While the Court understands that JSMS is now unhappy with its investment, Rule 10b-5 is not a 'partial downside insurance policy' for disgruntled investors").

[44] *See also In re XM Satellite Radio*, 479 F. Supp. 2d at 178 ("there is no general duty on the part of a company to provide the public with all material information"); *In re Marsh & McLennan Cos.*, 2006 WL 2057194, at *11 (S.D.N.Y. 2006) ("Simply alleging the nondisclosure of material information, however, is insufficient to state an actionable misrepresentation absent a duty to disclose").

[45] Allied likewise does not have a duty to predict or speculate about unknown future events, such as when or even if someone would be indicted at BLX. *See In re Marsh & McLennan*, 2006 WL 2057194, at *11-13 (finding that companies have no duty to make predictions about pending litigation unless it is "substantially certain" to occur within the relevant period and have no duty to disclose "the existence of improper business practices prior to any indication that those practices were under scrutiny"); *Kowal*, 16 F.3d at 1277 (stating that a company is under "no obligation to disclose its expectations for the future to the investing public").

[46] *See also Greenstone v. Cambex Corp.*, 777 F. Supp. 88, 91 (D. Mass. 1991), aff'd 975 F.2d 22 (1992); *see generally Roeder v. Alpha Indus., Inc.*, 814 F.2d 22, 22-28 (1st Cir. 1987). Moreover, Plaintiffs have pled no facts to show that Allied had any reason to believe that the

Harrington's alleged misconduct and his pending indictment, it had no obligation to disclose what it knew until the indictment was announced.[47]

D. Any Alleged Misstatements and Omissions Were Immaterial as a Matter of Law

A misstatement or omission, even if objectively false when made, is not actionable unless it is also material. *See Basic, Inc. v. Levinson*, 485 U.S. 224, 237-38 (1988); *XM Satellite*, 479 F. Supp. 2d at 176. Information is material when there is "a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." *Basic*, 485 U.S. at 231-32 (citations omitted). As explained above, Mr. Harrington's alleged loan fraud did not have a material impact on *Allied's* financials, because, among other reasons: (i) it involved loans issued by Allied's portfolio company, BLX, and not loans issued by Allied, *see supra* 1; (ii) neither BLX's income or losses, nor for that matter the performance of its loan portfolio, is consolidated in Allied's financial statements, *see supra* 9-10; and (iii) it affected – at most – the fraudulent origination of $76.8 million in SBA-guaranteed loans, which represented less than 1 percent of

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investigation into BLX's Detroit office would result in a legal proceeding seeking damages amounting to more than 10 percent of Allied's assets. *See* 17 C.F.R. § 229.103, Instruction 2 (directing that legal proceeding seeking damages in an amount less than 10 percent of a company's consolidated current assets do not need to be disclosed).

[47] Thus, Plaintiffs' conclusory allegation that Allied did not disclose all "material pending legal proceedings … to which [Allied] or any of its subsidiaries [was] a party," as required by Item 103 of Regulation S-K, is not only unsupported by any particularized facts, it is also plain wrong. *See* A.C. ¶ 56. As explained above, Allied in fact disclosed all material legal actions throughout the class period. Putting that aside, however, Allied nevertheless complied with Item 103 for at least four reasons: (i) BLX is not a "subsidiary" of Allied; it is instead a "portfolio company," as defined at Form N-2, Item 8, and Allied's "Legal Proceedings" disclosure pursuant to Item 103 therefore was not required to and did not in fact address BLX-specific legal proceedings; (ii) even assuming that Item 103 in fact covers BLX, neither Allied nor BLX was a "party" to any proceeding relating to the alleged Harrington loan fraud; (iii) Item 103 only requires disclosure of proceedings that seek damages greater than 10 percent of a registrant's assets; and (iv) for the reasons explained below, none of the Harrington-related proceedings was material to *Allied*.

BLX's $2.7 billion loan portfolio, *see supra* 8.[48] A reasonable investor in Allied stock simply would not consider the worst possible impact of the alleged Harrington loan fraud to be a material event. *See, e.g., Parnes v. Gateway 200, Inc.*, 122 F.3d 539, 548, 550 (8th Cir. 1997) (affirming dismissal where alleged misrepresentations were immaterial and fraud was not pled with sufficient particularity); *In re Burlington Coat Factory Sec. Litig.*, 114 F.3d 1410, 1425 (3d Cir. 1997). Indeed the market confirmed as much when Allied's stock price barely changed in response to either Allied's November 2006 announcement concerning the Detroit investigation or the January 9 unsealing of the Harrington indictment. *See* Ex. 6 (Stock Price Chart – Allied Capital Stock Price Movement on November 8-24, 2006); Ex. 27 ("Troy Businessman Indicted in Alleged Loan Fraud," *Detroit Free Press*, Jan. 9, 2007); Ex. 28 (Final Version: "Troy Businessman Indicted in Alleged Loan Fraud," *Detroit Free Press*, Jan. 10, 2007); Ex. 26 ("Information Issued by U.S. Attorney's Office for the Eastern District of Michigan on Jan 9," *US Fed News*, Jan. 9, 2007); Ex. 31 ("Indictment of Patrick J. Harrington, *et al.*," U.S. Attorney's Office for the Eastern District of Michigan Press Release (Jan. 9, 2007)); Ex. 2 (Stock Price Chart – Allied Capital Intraday Stock Price on January 9, 2007 by Minute)).[49]

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[48] Because BLX and the SBA will recover collateral on the loan – and because not all of the loans have defaulted or will default – the actual loss to BLX and the SBA may be significantly less than $76.8 million. *See* 13 C.F.R. § 120.545; Ex. 34 (Allied Press Release, "Allied Capital Provides Additional Comment on Business Loan Express, LLC," Jan. 15, 2007).

[49] As discussed in the loss causation section below, the only stock price drop during the class period that plaintiffs plausibly tie to what they (inaccurately) characterize as a "curative disclosure" was the one that followed the publication of Mr. Einhorn's January 22, 2007 letter. In addition to plaintiffs' failure to plead loss causation, they have also failed to show the letter is material. Not only are we aware of *no* case in which a court has held that an outsider's commentary on a company's affairs was deemed material for purposes of a securities fraud suit against the company, but there was nothing in the letter that was not previously in the public domain. *See supra* 14-15. Moreover, the drop in price was fleeting, and as Judge Lynch held in the first securities class action brought against Allied, "recovery … negates any inference of materiality, because it indicates that investors quickly determined that the 'new' information was

III. THE AMENDED COMPLAINT MUST BE DISMISSED BECAUSE PLAINTIFFS HAVE FAILED TO ADEQUATELY PLEAD SCIENTER UNDER THE PSLRA AND *TELLABS*

Plaintiffs' Amended Complaint must also be dismissed because plaintiffs come nowhere close to meeting their heavy burden under *Tellabs* and the PSLRA to plead particularized facts which give rise to a "strong inference" of scienter. *Tellabs,* 127 S.Ct. at 2513; 15 U.S.C. §78u-4(b)(2); *supra* Section I. Even if the Amended Complaint in fact alleged a fraud with particularity, which it does not for the reasons discussed above, the conclusory assertions littered throughout the 114-page Amended Complaint that Allied and the individual defendants must have known or should have known about Mr. Harrington's alleged conduct, *see, e.g.*, A.C. ¶¶ 71, 98, 129, do not suffice to support an inference that there was an intent to deceive that is *"at least as compelling as any opposing inference* one could draw from the facts alleged." *Tellabs,* 127 S. Ct. at 2510 (emphasis added). Plaintiffs' speculations about what the defendants must have known are unsubstantiated by any particularized facts and are exactly the type of impermissible pleading that has been rejected in this Circuit time and time again.[50]

A. "Group Pleading" Is Prohibited By The PSLRA

Before turning to the substance of the scienter allegations themselves, the Amended Complaint should be dismissed because plaintiffs have not bothered to set forth particularized

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not material to their investment decisions." *See In re Allied Capital,* 2003 WL 1964184, at *6 (Ex. 8).

[50] *See, e.g., In re Interbank Funding Corp. Sec. Litig.*, 329 F.Supp.2d 84, 92 (D.D.C. 2004) (*quoting In re Advanta Corp. Sec. Litig.*, 180 F.3d 525, 539 (3d Cir. 1999)); *Fannie Mae*, 2007 WL 2248037, at *10 (same); *XM Satellite Radio,* 479 F. Supp. 2d at 184 (citing *Goplen v. 51job, Inc.,* 453 F.Supp.2d 759, 768 (S.D.N.Y. 2006) for having dismissed as insufficient plaintiffs' allegations that defendants "knew or should have known" that revenues were misstated where plaintiffs "fail[ed] to identify any documents, meetings, or reports that show that the defendants knew or should have known that the . . . revenues were misstated" at the time the "statements were made").

facts of scienter for *each separate* defendant. Instead, plaintiffs wrongly assert that "it is appropriate to treat the Individual Defendants as a group for pleading purposes" and they ask the Court to "presume" collective knowledge by all defendants. A.C. ¶ 33. But "group pleading" was legislated out of existence nearly a decade ago, when Congress passed the PSLRA and required plaintiffs to "state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C.§ 78u-4(b)(2).

Because Congress deliberately chose to use the singular "defendant" rather than the plural, "the most plausible reading in light of congressional intent is that a plaintiff, to proceed beyond the pleading stage, must allege facts sufficiently demonstrating *each* defendant's state of mind regarding his or her alleged violations" *Fannie Mae*, 2007 WL 2248037, at *10 (citation omitted).[51] Plaintiffs' unabashed reliance on the dead letter "group pleading" technique, in itself, mandates dismissal of the Amended Complaint with respect to the Individual Defendants.

B. Plaintiffs' "Motive and Opportunity" Allegations Are Barred By The PSLRA And, In Any Event, Do Not Withstand Scrutiny

Plaintiffs also employ another pleading shortcut – namely "motive and opportunity" pleading, whereby a plaintiff attempts to create an inference of scienter by "alleging facts to show that defendants had both motive and opportunity to commit fraud." *Shields v. Citytrust Bancorp, Inc.*, 25 F.3d 1124, 1128 (2d Cir. 1994). While this Circuit has not yet directly addressed whether scienter can be pled through allegations of motive and opportunity (*see Interbank*, 329 F. Supp. at 90), even before the Supreme Court's *Tellabs* decision, the majority of Circuits had already rejected it as inconsistent with the rigorous scienter pleading requirements mandated by the PSLRA. *See, e.g., Silicon Graphics*, 183 F.3d at 974; *Bryant v. Avado Brands,*

[51] *See also Tellabs*, 127 S. Ct. at 2511 n.6 (stating that the Supreme Court would "not disturb" the Seventh Circuit's holding that "group pleading" was impermissible under PLSRA); *Phillips v. Scientific-Atlanta, Inc.*, 374 F.3d 1015, 1018 (11th Cir. 2004).

Inc., 187 F.3d 1271, 1285-86 (11th Cir. 1999). *Tellabs* should now close the door to motive and opportunity pleading in the remaining Circuits.

Even if this Court were to entertain these "motive and opportunity" allegations, the facts alleged fall woefully short of supporting a strong inference of intentional fraud. According to plaintiffs, the defendants were motivated to cover up Mr. Harrington's conduct in order to keep Allied's stock price high, and thereby allow Allied to enjoy favorable access to credit and capital markets (*see* A.C. ¶¶ 296-304) and to safeguard its investment in and loan guarantees to BLX (*see* A.C. ¶ 305). These alleged "motives" fail to establish the required strong inference of scienter for two reasons.

First, generalized profit-seeking motives do not suffice to establish an inference that a company and its officers would deliberately commit fraud. A claim that a company or its employees simply wants to be successful is not an adequate pleading of motive to establish a strong inference of scienter – indeed one would be hard pressed to imagine what business does not want to be successful.[52] Further, "at least as compelling as an[y] opposing inference . . . could [be] draw[n] from the facts alleged," *Tellabs,* 127 S. Ct. at 2510; the profit-seeking motive is much more likely to have compelled the defendants to expose and put a stop to Mr. Harrington's alleged fraud had they known of it. As explained above, *supra* 9, under the SBA's lending program, BLX was directly responsible for at least 25 percent (and potentially substantially more) of the value of the loans originated by Mr. Harrington. *See* 13 C.F.R. §§

[52] *See Fadem v. Ford,* 352 F. Supp. 2d 501, 523-24 (S.D.N.Y. 2005) ("[p]laintiffs could not proceed based on motives possessed by virtually all corporate insiders, including: (1) the desire to maintain a high corporate credit rating, or otherwise sustain 'the appearance of corporate profitability, or of the success of an investment, and (2) the desire to maintain a high stock price in order to increase executive compensation, or prolong the benefits of holding corporate office."); *see also Chill v. General Electric Co.*, 101 F.3d 263, 268 (2d Cir. 1996) (holding that allegations of scienter anchored in a defendant's profit motive are insufficient to prove scienter).

120.210, 120.524. As a rational investor in BLX, Allied would have had no motive to stand by while Mr. Harrington victimized that company.

Second, to establish "motive," plaintiffs must allege that each defendant "benefited in a concrete and personal way from the purported fraud." *Fadem,* 352 F. Supp. 2d at 524. They have not done so. There are, for instance, no allegations of insider stock sales demonstrating that any defendant profited from an artificially high stock price. This is no minor oversight; the lack of an allegation that a defendant sold Allied securities during the class period specifically rebuts any inference of scienter based on a "motive" to commit fraud. *See, e.g., In re Baker Hughes Sec. Litig.*, 136 F. Supp. 2d 630, 647 (S.D. Tex. 2001).[53/]

Moreover, defendant Mr. Walton actually *purchased* $30,000 worth of Allied stock during the class period. *See* Ex. 53 (Allied Form 4 filed with the SEC, May 5, 2006). In addition, each of the individual defendants exercised stock options during that period, thereby increasing both their holdings of Allied stock and their personal financial exposure to any downside change in Allied's stock price.[54/] It makes no sense to suggest that these Individual Defendants were motivated either to defraud themselves or willingly to undertake substantial

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[53/] Plaintiffs note that during the quarter ending September 30, 2006, Allied sold 5,175,000 shares of its common stock for gross proceeds of $142,054,000. A.C. ¶ 187. Although they assert that this was a sale at "inflated prices," the opposite is true. The average gross price paid to Allied per share for those shares was $27.45 (*i.e.,* 142,054,000 divided by 5,175,000); and the return to Allied, net of commission, would have been even lower. But even the gross price of $27.45 per share is ***lower*** than what any of the five plaintiffs paid for any of their shares, and lower than the price that Allied stock traded for during the fourth quarter of 2006, after Allied had disclosed the Detroit investigation. Selling shares at a ***low*** price, as Allied did, is wholly inconsistent with a fraudulent intent.

[54/] On January 5, 2006, Mr. Walton exercised 4,646 options. *See* Ex. 50 (Allied Form 4, filed with SEC Jan 6, 2006). On March 16, 2006, Ms. Roll exercised 13,376 options. *See* Ex. 52 (Allied Form 4, filed with SEC Mar. 17, 2006). On June 15, 2006, Ms. Roll and Ms. Sweeney exercised 7,495 and 11,188 options respectively. *See* Ex. 55 (Allied Form 4, filed with SEC June 16, 2006 (Joan M. Sweeney). *See* Ex. 56 (Allied Form 4, filed with SEC June 16, 2006 (Penelope F. Roll)).

additional risk if they knew that there was an ongoing fraud that could ultimately hurt them financially.[55]

C. Plaintiffs' Hodgepodge Of "Circumstantial Evidence" Does Not Amount To A Strong Inference Of Scienter To Commit Securities Fraud

Given their inability to plead any motive for Allied's alleged fraud, plaintiffs fall back to supposed "circumstantial evidence" of the defendants' scienter to plead that the defendants knew about the conduct set forth in Mr. Harrington's indictment before it was made public. *See* A.C. ¶¶ 280-295. To survive this motion to dismiss, however, plaintiffs' "circumstantial evidence" must amount to significantly more than negligence by the defendants for failing to uncover the activities of one employee at a branch office of one of Allied's portfolio companies. It must instead reflect "an extreme departure from the standards of ordinary care, . . . which presents a danger of misleading buyers or sellers that is either known to the defendant or is so obvious that the actor must have been aware of it." *SEC v. Steadman*, 967 F.2d 636, 641-42 (D.C. Cir. 1992) (internal citations omitted). Notwithstanding that plaintiffs repeat their circumstantial evidence over and over again – presumably to mask the lack of any substance to that evidence – plaintiffs have not come close to meeting their burden.

1. Plaintiffs Have Not Pled Facts To Show That Any Defendant Was Privy To Mr. Harrington's Alleged Criminal Activities At The Branch Office Of One of Allied's Portfolio Companies

Plaintiffs assert that the defendants "must have known" about the alleged conduct by Mr. Harrington at *BLX*'s Detroit branch office because they were "privy to confidential proprietary

[55] *See In re First Union Corp. Sec. Litig.*, 128 F. Supp. 2d 871, 899 (W.D.N.C. 2001) (increase of officer's net holdings during class period was "wholly inconsistent with [plaintiff's] contention that he knew negative information about the company" and failed to disclose it); *see also Allison v. Brooktree Corp.*, 999 F. Supp. 1342, 1352-53 (S.D. Cal. 1998); *Searls v. Glasser*, 64 F.3d 1061, 1068 (7th Cir. 1995) (A net acquisition of shares during the class period is "a position unlikely to be taken by an insider who has unpublished knowledge of the company's slowdown.").

information concerning" *Allied*. *See* A.C. ¶¶ 32-33. But, allegations "that a securities fraud defendant, because of his position within the company, 'must have known' a statement was false or misleading," is "precisely the type[] of inference[] which court[s], on numerous occasions, ha[ve] determined to be inadequate." *Maldonado v. Dominguez*, 137 F.3d 1, 10 (1st Cir. 1998).

> [S]cienter cannot be inferred solely because a defendant is a corporate officer. Indeed, even if his position within the company would support a reasonable inference that he likely would be negligent in not being involved in the preparation of a document or being aware of the falsity [of] its contents, under the PSLRA, allegations of mere negligence are insufficient.

Fannie Mae, 2007 WL 2248037, at *10.[56] In fact, as discussed above, BLX, *not* Allied, employed Mr. Harrington during the relevant period; and BLX, *not* Allied, had day-to-day oversight responsibilities for its Detroit office during that period. *See supra* 2, 8.[57] Plaintiffs provide no facts to support a "strong inference" that the defendants "must have known" about the activities of a single employee in one of the 53 branch offices of one of its approximately 140 portfolio companies. *See, e.g., Interbank*, 329 F. Supp. 2d at 91 (dismissing action where plaintiffs claimed defendants had access to information sufficient to uncover fraud but did not identify revelatory information to which defendants had access).[58]

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[56] Thus, the allegation that Mr. Walton and Ms. Sweeney were "either managers, officers, or directors of BLX and or BLC in multiple states," (*see* A.C. ¶ 129), does not give rise to a strong inference that the defendants must have known about Harrington's alleged fraudulent conduct. Indeed, plaintiffs do not explain what they mean by "officers or directors of BLX or BLC *in multiple states*," let alone what information actually came to their attention in those capacities.

[57] Plaintiffs point to the closing of BLX's Troy, Michigan Office and the ending of Mr. Harrington's employment with BLX as circumstantial evidence that defendants knew of Harrington's alleged loan fraud. *See* A.C. ¶ 277. But, plaintiffs do not allege that any defendant was informed of Mr. Harrington's alleged loan fraud *before* the third quarter of 2006.

[58] For the same reasons, plaintiffs have not adequately pled control person liability under Section 20(a). Plaintiffs must plead particularized facts to show that a defendant had specific knowledge of the fraudulent scheme and that any inaction was "deliberate and done intentionally to further the fraud." *Rochez Bros., Inc. v. Rhoades*, 527 F.2d 880, 890 (3d Cir. 1975). Simply

2. None of Plaintiffs' Supposed "Red Flags" Placed Any Defendant On Notice Of Mr. Harrington's Alleged Criminal Activities

Plaintiffs offer a mishmash of events which they assert must have placed the defendants on notice of Mr. Harrington's conduct at the time. *See* A.C. ¶¶ 280-295. To support such an inference, however, these alleged "red flags" must demonstrate "[a]n egregious refusal to see the obvious, or to investigate the doubtful." *Chill*, 101 F.3d at 269 (citations omitted); *see also SEC v. Lowy*, 396 F. Supp. 2d 225, 243 (E.D.N.Y. 2003); *In re Bally Total Fitness Sec. Litig.*, Nos. 043530, 04C3634, 2006 WL 3714708, at *12 (N.D. Ill. July 12, 2006). None of the "red flags" establish any such thing.[59]

a. The March 2005 Letter Received By Allied's Board From A Short Seller Did Not Mention Mr. Harrington

As discussed above, Allied's Board of Directors received a letter from Mr. Einhorn, a short-seller who profits from driving down Allied's stock, on March 11, 2005. *See supra* 13. Plaintiffs wrongly characterize this letter as placing defendants on notice that Mr. Harrington was engaged in nefarious conduct. A.C. ¶¶ 71, 284. Even a cursory review of the letter, *see* Ex. 19, which was not attached to the Amended Complaint, reveals that neither Mr. Harrington nor BLX's Michigan office are mentioned. While it includes a number of unsubstantiated accusations lodged by a short seller motivated to profit from a decline in Allied's stock, nothing

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asserting that directors must have been "asleep at the switch" does not suffice to state a claim. *See Fannie Mae*, 2007 WL 2248037, at *15.

[59] Plaintiffs also rely on these "red flags" to plead "culpable participation" by the Individual Defendants under Section 20(a). These "red flags" do not suffice for that purpose either, as they do not support an inference of the required state of mind. *See Fannie Mae*, 2007 WL 2248037, at *15 (recklessness); *In re Livent*, 148 F. Supp. 2d 331, 355 (S.D.N.Y. 2001) (same); *In re Tyson Foods Inc.,*, No. 01-425 SLR, 2004 WL 1396269, at *13 (D. Del. June 17, 2004) (conscious misconduct); *Steed Fin. LDC v. Nomura Sec. Int'l, Inc.*, No. 00 Civ. 8058, 2001 WL 1111508, at *10 (S.D.N.Y. Sept. 20, 2001) (same); *Mishkin v. Ageloff*, No. 97 Civ. 2690, 1998 WL 651065, at *25 (S.D.N.Y. Sept. 23, 1998) (same).

in the letter would alert defendants or anyone else to ongoing criminal activity by Mr. Harrington. *See Fadem*, 352 F.Supp.2d at 519 ("Corporate officials need not be clairvoyant; they are only responsible for revealing those material facts reasonably available to them."). The fact is that no one at Allied knew about any improper conduct by Mr. Harrington in Detroit, and nothing in the March 2005 letter from Mr. Einhorn supports a contrary inference.

b. The Investigations Did Not Provide Notice Of The Contents of Mr. Harrington's Unsealed Indictment

Notwithstanding years of short attacks, government investigations, private civil litigation, and commensurately significant legal bills, *see* A.C. ¶¶ 55, 71, 91, 115, 160; *supra* 12-23, plaintiffs cannot and do not point to any conclusion in any venue by any neutral arbiter that Allied has engaged in any intentional misconduct.[60] Thus, the Amended Complaint conveniently omits to note that nothing has come of any of the investigations and that Mr. Einhorn's litany of accusations has never been substantiated.[61]

Not only do the earlier investigations and litigation imply nothing about whether Allied actually engaged in misconduct generally, plaintiffs have provided no basis whatsoever for a strong inference that Allied covered up Mr. Harrington's alleged criminal activities. An investigation is not a finding of criminal activity. Not only has there been no judgment of wrongdoing, but there has not even been a determination by the Government that there are

[60] Plaintiffs also allege that a pretexting investigation by the U.S. Attorney for the District of Columbia into the Greenlight Capital hedge fund's phone records is further "circumstantial evidence of scienter." A.C. ¶¶ 278-279. Not only are there no particularized facts to support the notion that anything illegal took place, but more importantly, plaintiffs do not tie the existence of the investigation to any knowledge about Mr. Harrington's conduct in Detroit.

[61] For example, the SEC administrative order, which was announced six months after the Harrington indictment, neither mentioned fraudulent origination of loans nor cited Allied for any violations of securities laws relating to the alleged conduct underlying the Harrington indictment. *See In the Matter of Allied Capital Corporation*, SEC Release No. 55931 (June 20, 2007).

grounds to bring a charge. And, not only is the Government under no obligation to share the scope or focus of its investigations, but Federal Rule of Criminal Procedure 6(e), which guarantees the absolute secrecy of grand jury proceedings, means that the presumption should be that *only* the Government was aware of the full scope of the information set forth in the Harrington indictment and the evidence supporting it. Thus, while it is true that there were ongoing investigations of Allied and BLX, plaintiffs offer no particularized explanation of how those investigations must have alerted Allied and the individual defendants to the activities set forth in the Harrington indictment. *See U.S. Office Prods. Sec. Litig.*, 326 F. Supp. 2d at 77 ("A pleading technique that couples a factual statement with a conclusory allegation of fraudulent intent [is] insufficient to support the inference that defendants acted recklessly or with fraudulent intent").[62]

c. The Unproven Allegations In the Handful of Civil Lawsuits Cited By Plaintiffs Have No Relevance Here

Plaintiffs also point to a handful of routine civil suits (*see* A.C. ¶¶ 286-290) brought against borrowers that had defaulted on their loans. Those borrowers had a strong motive to make spurious allegations in an effort to avoid responsibility for their defaults. Plaintiffs quote those allegations, without noting that none of them was ever proven. Moreover, there is no allegation or reason to believe that Allied or the Individual Defendants knew or should have known of these allegations in routine, immaterial litigation.

Plaintiffs also point to a *qui tam* lawsuit brought by Mr. Einhorn's hedge fund, which the Government declined to join, alleging fraudulent origination of shrimp boat loans. *See* A.C. ¶¶

[62] Plaintiffs also cite a magazine article published after the class period ended reporting on a Department of Agriculture audit of certain BLX loans that are wholly unrelated to Mr. Harrington. *See* A.C. ¶ 294. Plaintiffs do not explain why this audit would have placed defendants on notice of Mr. Harrington's alleged activities years earlier.

188-191. Not only are the unsubstantiated claims in Mr. Einhorn's lawsuit currently subject to a motion to dismiss, *see* Ex. 14 (Motion to Dismiss, *Brickman*, No. 1:05cv3147), they have nothing to do with Mr. Harrington or his alleged loan fraud. Allied is not a party to the *qui tam* action, and the lawsuit was not even served on BLX until after Mr. Harrington's indictment was unsealed. Thus it could not possibly support an inference that the defendants were on notice of Mr. Harrington's activities during the class period.[63]

3. Plaintiffs Have Pled No Facts To Show That There Were Any Violations of GAAP Reporting Requirements or Sarbanes-Oxley Certifications, And Even If They Had, Such Violations Would Not Support A Strong Inference Of Scienter

The Amended Complaint is replete with references to various GAAP reporting requirements and the legal requirements underlying Sarbanes-Oxley certifications. *See* A.C. ¶¶ 207-256. Plaintiffs assert that the financial statements and Sarbanes-Oxley certifications were false when they were made and point to them as support for an inference of scienter. There are at least two problems with plaintiffs' argument:

First, as discussed above, Mr. Harrington's conduct at one of Allied's many portfolio companies was not sufficiently material to affect *Allied*'s financial statements. *See supra* 39-41. Thus, plaintiffs have not set forth any facts to establish that there even was a violation of GAAP or Sarbanes-Oxley in the first place.[64] Moreover, even if there were a minor inaccuracy in the

[63] Plaintiffs' reliance on unsubstantiated pleadings from those lawsuits, *see* A.C. ¶¶ 190, 287, 288, 289, 290, should also be struck pursuant to Fed. R. Civ. P. 12(f). *See, e.g., In re Merrill Lynch & Co., Research Reports Sec. Litig.*, 218 F.R.D. 77, 78 (S.D.N.Y. 2003) ("references to preliminary steps in litigations and administrative proceedings that did not result in an adjudication on the merits or legal or permissible findings of fact are, as a matter of law, immaterial").

[64] The Sarbanes-Oxley certifications by Mr. Walton and Ms. Roll were made with respect to Allied, and did not apply to the internal conduct at its portfolio company, BLX. Thus, there is no particularized allegation that any Sarbanes-Oxley certification was false. *See supra* 35-36. Moreover, even if the alleged loan fraud had taken place at Allied itself – and not at one of its

financial reports, plaintiffs have not shown that it rises above the level of being inadvertent. *See Chill,* 101 F.3d at 270-71 (holding that a GAAP violation arising from a parent corporation's reporting of fictitious profits due to a subsidiary's failure to detect secret fraudulent transactions by one of its traders was not indicative of the parent company's scienter).[65]

Second, plaintiffs' logic is entirely circular. Plaintiffs claim the financial statements were false because of Mr. Harrington's conduct and then rely on the issuance of those "false" statements to establish that the defendants had knowledge of Mr. Harrington's alleged misconduct. Plaintiffs have set forth no particularized facts to show that any defendant knew about the misconduct alleged in the Harrington indictment before it was unsealed. While it may turn out that an old financial statement was inaccurate based on information later learned, that does not mean that it was knowingly false at the time it was made. *See U.S. Office Prods. Sec. Litig*, 326 F. Supp. 2d at 77 ("mere publication of inaccurate accounting figures or failure to follow GAAP without more" does not create a strong inference of scienter); *Lovelace v. Software Spectrum, Inc.*, 78 F.3d 1015, 1020 (5th Cir. 1996) ("The party must know that it is publishing

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portfolio companies – certifying reliance on the company's own internal controls is not sufficiently reckless behavior to warrant an inference of scienter. *See, e.g., Goldstein v. MCI WorldCom*, 340 F.3d 238, 253 (5th Cir. 2003); *In re Invision Techs. Inc. Sec. Litig.*, No. C04-03181 MJJ, 2006 WL 538752, at *6 (N.D. Cal. Feb. 22, 2006) (dismissing claim where plaintiff did not identify particular financial control weaknesses or signatories' knowledge of weaknesses at time of certification); *Higginbotham v. Baxter, Int'l, Inc.*, Nos. 04C4909, 04C7096, 2005 WL 1272271, at *5 (N.D. Ill. May 25, 2005) (same).

[65] To the extent that the separate financial statements of BLX (a private company) were inaccurate, that would not establish Allied's scienter. As discussed above, BLX is not a subsidiary of Allied, but even if it were, "the failure of a parent company to interpret extraordinarily positive performance by its subsidiary . . . as a sign of problems and thus to investigate further does not amount to recklessness under the securities laws." *Novak*, 216 F.3d at 309. Similarly, with respect to the Sarbanes-Oxley certifications, it is not reckless to rely even on a subsidiary's internal controls. *See In re Comshare, Inc. Sec. Litig.*, 183 F.3d 542, 554 (6th Cir. 1999) ("Indeed, this Court should not presume recklessness or intentional misconduct from a parent corporation's reliance on its subsidiary's internal controls.").

materially false information, or the party must be severely reckless in publishing such information.").[66]

IV. THE AMENDED COMPLAINT MUST BE DISMISSED BECAUSE PLAINTIFFS HAVE NOT PROPERLY ALLEGED LOSS CAUSATION UNDER THE PSLRA OR *DURA*

The Amended Complaint must be dismissed for yet another reason. It fails in two distinct ways to satisfy the loss causation pleading requirements set forth by the United States Supreme Court in *Dura*, 544 U.S. 336. *First,* plaintiffs have not shown that they actually lost any money or suffered any damages. *Second*, plaintiffs have not pled facts to show that any of the alleged misrepresentations and omissions caused a specific loss. Indeed, plaintiffs have not pled any facts to show that Allied stock dropped as the causal result of the "correction" of the alleged misrepresentations by "curative disclosures" on January 11, 2007, and January 22, 2007. *See Fannie Mae*, 2007 WL 2248037, at *5; *Lentell v. Merrill Lynch & Co.*, 396 F.3d 161, 172-76 (2d Cir. 2005), *cert. denied* 546 U.S. 935 (2005).

A. Plaintiffs' Have Not Demonstrated Actual Out-of-Pocket Damages And May Not Recover For Hypothetical "Paper" Losses

Plaintiffs certified that they purchased Allied stock during the class period at prices ranging from $28.99 per share to $32.51. A.C. Exhibits A, B. Plaintiffs complain that Allied's stock was trading at the $28-29 range when the "curative disclosures" were made on January 11 and 22. Whatever loss they claim to have suffered on those days was, however, only on paper. Plaintiffs do not allege that they sold their stock on those days. Instead, they held on to their Allied stock and have been handsomely rewarded for doing so; Allied's stock has risen to prices well above the prices at which each plaintiff initially bought their shares, and there have been

[66] For similar reasons, plaintiffs' arguments fail to establish liability under Section 20(a). *See Livent*, 148 F. Supp. 2d at 355 ("unknowingly approving credible but fraudulent financial reports prepared by subordinates" was insufficient to state a claim)(internal citations omitted).

seven dividends totaling $3.08 per share paid by Allied to all Allied shareholders during the class period. *See* Ex. 1 (Stock Price Chart – Plaintiffs' Profit Opportunities After Close of the Class Period).[67] Instead of choosing to file their Amended Complaint, each plaintiff could have sold his or her shares at a profit.

The type of "paper loss" allegedly suffered by plaintiffs here is exactly the sort of non-economic loss that the Supreme Court expressly rejected in *Dura* when it overturned the Ninth Circuit's holding that a plaintiff need only allege that he or she purchased a security at an inflated price in order to establish that a loss occurred. *Dura,* 544 U.S. at 342. In so doing, the Supreme Court emphasized that "actual economic loss" or "pecuniary loss" was required to recover under the PSLRA, *id.* at 343-44, and that a plaintiff must, by definition, have actually realized out-of pocket damages; a mere "paper" loss, such as "an artificially inflated purchase price," is "not itself a relevant economic loss." *Id.* at 347. The securities laws were not enacted as a "partial downside insurance policy." *Id.* at 342-48. Plaintiffs may not hold their stock in perpetuity with the hope of future gains knowing that they can always file a securities fraud complaint later if their gamble does not pay off and the stock does not rise as expected. Indeed, until a security is actually sold, and a loss is realized, all that a plaintiff has suffered is hypothetical damages that may or may not develop into actual damages. That is not actionable.

In re Estee Lauder Cos. Sec. Litig., No. 06 Civ. 2505 (LAK), 2007 WL 1522620, at *1 (S.D.N.Y. May 21, 2007) is instructive. In that case, as here, plaintiffs claimed to have purchased securities at an inflated price, but they never sold their shares. *Id.* The district court found it "critical" that while there was a fleeting dip in the stock price after the curative

[67] This post-January 22nd rise in the value of Allied stock is consistent with the steady upward trend in the value of Allied stock over the past decade. *See* Ex. 4 (Stock Price Chart – Allied Capital Stock Price 1997 to Present).

disclosure in that case, the shares subsequently rose and by the time of the lawsuit were trading well above the prices plaintiffs had paid to purchase the stock. *Id.* Because it was "perfectly plain that plaintiff would have profited if he sold after . . . .[or] even if he sold before . . . and may well profit in the future if he has not yet sold," the court dismissed the complaint. *Id.*; *see also In re Parmalat Sec. Litig.*, 493 F. Supp. 2d 723, 734 (S.D.N.Y. 2007). The outcome here should be no different.

B. Plaintiffs Have Not Shown That The Alleged "Curative Disclosure" Caused a Negative Market Reaction

Assuming that plaintiffs had actually sold their shares during the fleeting period when Allied traded below the purchase prices paid by plaintiffs, plaintiffs have failed to satisfy the loss causation test established by the United States Supreme Court in *Dura* for yet another reason. It is plaintiffs' burden to plead facts showing that Allied's share price "fell significantly after the truth became known." *Dura,* 544 U.S. at 347; *Leykin v. AT&T Corp.*, 423 F. Supp. 2d 229, 238 (S.D.N.Y. 2006). The time period that matters for this inquiry is the immediate reaction of the market to the news after the curative disclosure was made. As plaintiffs themselves plead, Allied stock "traded in efficient markets"[68/] and "efficient markets are those in which information important to reasonable investors (in effect, the market) is immediately incorporated into stock prices." *Burlington Coat Factory,* 114 F.3d at 1425; *see also Roots Partnership v. Lands' End,*

[68/] Plaintiffs correctly explain that "efficient markets" means that "the movement of Allied's stock price shows a cause and effect relationship between unexpected corporate events or financial releases and an ***immediate*** response in stock price." A.C. ¶¶ 314-315 (emphasis added). "Very short absorption periods – minutes, not hours or days – are appropriate for actively traded securities. First, financial news is increasingly widely disseminated through electronic means; many individual investors and virtually all professional investors have access to Dow Jones and similar services through personal computers or other devices. Second, electronic means have speeded up the ability to place and execute orders.... Third, efficient market theory, with its conclusion that securities prices respond quickly to changing information has gained substantial legal acceptance in *Basic v. Levinson* ... and other fraud on the market cases...." 3 Bromberg & Lowenfels on Securities Fraud § 6:236 (2d ed., database updated May 2007).

Inc., 965 F.2d 1411, 1419 (7th Cir. 1992) (noting that "the fraud-on-the-market theory under which [plaintiff] proceeds presumes that news is promptly incorporated into stock price").

Thus, plaintiffs must show (i) that the market immediately reacted negatively to a corrective disclosure regarding the falsity of prior statements,[69] and (ii) that the corrective disclosure is directly tied to the alleged fraud.[70] Plaintiffs point to two supposedly "curative disclosures," a January 11, 2007 press release by Allied and a January 22, 2007 letter from Mr. Einhorn, a short seller, that he released to the market. A.C. ¶¶ 192-194, 196-199. Plaintiffs have not met their burden under *Dura* with respect to these two alleged corrective disclosures.

1. Allied's Share Price Did Not Drop After The January 11, 2007 Press Release

Plaintiffs allege that a press release issued by Allied at 11:08 a.m. on January 11, 2007 was a curative disclosure that caused the market to immediately correct for the "false" information that until that point had been misleading the market and artificially inflating Allied's stock price. A.C. ¶¶ 192-194. But the publicly available trading data, of which this Court may take judicial notice,[71] reveals that the market did not react negatively following the 11:08 a.m.

[69] *See, e.g., Joffee v. Lehman Bros, Inc.*, 2006 WL 3780547 (2d Cir. Dec. 19, 2006) (affirming dismissal where plaintiffs failed to allege that the defendants concealed from the market risks which later materialized to cause plaintiffs' loss); *Davidoff v. Farina*, 2005 WL 2030501, at **15-16 (S.D.N.Y. Aug. 22, 2005) (dismissing action where plaintiffs failed to adequately plead falsity, *scienter* and/or loss causation for each alleged misrepresentation).

[70] *See Baan*, 288 F. Supp. 2d at 18 (noting that plaintiff faced "formidable loss causation hurdles" where "the disclosures at the end of the Class Period that resulted in a sharp decline in the price of Baan's securities were not clearly related to the alleged fraud at issue in the case").

[71] The New York Stock Exchange publishes intra-day stock prices and makes them available to the public via its website (www.nysedata.com). The Court may take judicial notice of stock prices on a motion to dismiss a securities fraud complaint. *See, e.g., Freeland v. Iridium World Commc'ns, Ltd.*, 233 F.R.D. 40, 44 (D.D.C. 2006); *SEC v. Bilzerian*, 814 F.Supp. 116, 123 (D.D.C. 1993); *see also In re Merck & Co., Sec. Litig.*, 432 F.3d 261, 264, n.3 (3d Cir. 2000) ("We can take judicial notice of Merck's stock prices even on a motion to dismiss because these facts are 'not subject to reasonable dispute [and are] capable of accurate and ready determination

press release. To the contrary, the market reacted positively, closing at $29.40 for the day, up $0.75 per share from where it was trading at 11:08 am. *See* Ex. 3 (Stock Price Chart – Allied Capital Intraday Stock Price on January 11, 2007 by Minute). Plaintiffs have failed to plead loss causation with respect to the January 11 press release and, thus, at the very least, all claims for damages arising out of this disclosure must be dismissed. *See, e.g.*, *Lentell*, 396 F.3d at 175 (affirming dismissal where plaintiffs failed to demonstrate that the stock price "reacted negatively to a corrective disclosure"); *In re First Union Corp. Sec. Litig.*, No. Civ. 3:99CV237-H, 2006 WL 163616 (W.D.N.C. Jan. 20, 2006).

2. The Short Seller's January 22, 2007 Letter Did Not "Correct" Any Information In The Market And Was Not The Cause Of Any Paper Loss That Day.

Plaintiffs also allege that a January 22, 2007 letter that was publicly released by Mr. Einhorn, a short seller who immediately profits from declines in Allied stock, was a curative disclosure that caused a loss. *See* A.C. ¶¶ 196-199. Needless to say, a pronouncement from a short seller who stands to profit from creating negative "hype" about a stock is not the type of revealing disclosure that was contemplated by the Supreme Court in *Dura*; neither Allied nor any governmental entity made any affirmative disclosure or findings on January 22, 2007 that would reveal the "truth" regarding Allied's allegedly false disclosures during the class period. *See In re Resource America Sec. Litig.*, 202 F.R.D. 177 (E.D. Pa. 2001) (finding that a third-party research report was not a "curative disclosure").

Thus, while Mr. Einhorn's letter makes sweeping and unsupported accusations that Mr. Harrington's indictment is somehow indicative of widespread corruption at Allied, there is no

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by resort to a source whose accuracy cannot be reasonably questioned.'")(citations omitted); *Greenhouse v. MCG Capital Corp.*, 392 F.3d 650, 655 (4th Cir. 2004) (same).

material substantive allegation in that letter that had not already been publicly made, in one form or another, in the countless other times that Mr. Einhorn has sought to cause a drop in Allied stock. *See supra* 12-15. The alleged loss related to the January 22 "curative disclosure" must be dismissed because plaintiffs have not pled facts to show that any drop in stock price was caused by any "new" information that was not already known to the market. *See, e.g., Lentell*, 396 F.3d at 174 (affirming dismissal of complaint where there was "no allegation that the market reacted negatively to a corrective disclosure" and no allegation that the allegedly actionable statement caused any loss).

Mr. Einhorn's letter was nothing more than an attempt to capitalize on the Harrington indictment, which had been announced nearly two weeks earlier, by repackaging stale accusations in order to create downward volatility in Allied's stock price to the benefit of Mr. Einhorn and the investors in his hedge fund. Plaintiffs have not shown that it is the substance of the accusations in Mr. Einhorn's letter that caused any temporary drop in Allied's share price that day. Rather, it is much more likely, as Judge Lynch held in dismissing the first putative class action against Allied four years ago, that the market reaction was attributable to "the fact that a prominent hedge fund manager was questioning the stock's value." *See Allied Capital*, 2003 WL 1964184, at *6 (Ex. 8).[72/] Indeed, just as in that case, Allied's stock price in the month following Mr. Einhorn's January 2007 accusations rose more than 10 percent, which was better than the market as a whole.[73/]

[72/] To the extent that plaintiffs point to a February 28, 2007 year-end conference call with analysts as a corrective disclosure, A.C. ¶¶ 200-201, that was after the class period ended. Moreover, as with the January 11 press release, the market actually reacted positively after that call, closing at $31.09 for the day, which was up $0.17 per share over the previous day.

[73/] *See* Ex. 5 (Stock Price Chart – Percentage Change in Closing Prices of Allied Stock After The Close of the Class Period vs. Dow Jones Industrial Average and S&P 500) (demonstrating

V. PLAINTIFFS HAVE NOT STATED A CLAIM UNDER SECTION 20(A)

Finally, the Section 20(a) claim must be dismissed because plaintiffs have failed to adequately plead any one of the three required elements for such a claim: (i) a primary violation by the controlled person; (ii) that the defendant controlled the primary violator and the transaction at issue; and (iii) that the defendant was in some meaningful sense a "culpable participant" in the fraud perpetrated by the primary violator.[74]

Primary violation. As discussed above, plaintiffs have failed to plead the first element, a primary Rule 10b-5 violation, and thus the Section 20(a) count must be dismissed on this basis alone. *See SEC v. Savoy Indus., Inc.*, 587 F.2d 1149, 1170 (D.C. Cir. 1978); *Ezra Charitable Trust v. Tyco Int'l, Ltd.*, 466 F.3d 1, 34 (1st Cir. 2006).

Control. Plaintiffs have not set forth particularized facts to show that each "defendant possessed the power to control the specific transaction or activity upon which the primary violation is predicated." *Harrison v. Dean Witter Reynolds, Inc.*, 974 F.2d 873, 881 (7th Cir. 1992), *cert denied*, 509 U.S. 904 (1993).[75] Plaintiffs fall well short of their burden. The Amended Complaint does nothing more than allege that the individual defendants are corporate officers or directors, but status as an "officer, director or shareholder of a corporation absent

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approximately 10 percent stock price gain during month following Mr. Einhorn's public criticism in 2002 and 2007, respectively, while generally outperforming the market).

[74] Section 20(a) of the Exchange Act provides for control liability on "[e]very person who, directly or indirectly, controls any person liable under any provision of this chapter . . . unless the controlling person acted in good faith and did not directly or indirectly induce the act of acts constituting the violation or cause of action." 15 U.S.C. § 78t(a). Control person liability is a separate inquiry from primary liability, and a defendant cannot be held liable for both primary and controlling liability. *See Souter v. Tatro*, No. 03-CV-6141 CJS, 2004 U.S. Dist. LEXIS 13743, at *14 (W.D.N.Y. June 21, 2004).

[75] *See also Primavera Familienstiftung v. Askin, et al.*, No. 95 Civ 8905 (RWS) 1996 U.S. Dist. LEXIS 12683, at *31 (S.D.N.Y. Aug. 22, 1996); *Sanders Confectionary Prods. Inc. v. Heller Fin. Inc.*, 973 F.2d 474, 486 (6th Cir. 1992).

more is not enough to trigger liability" under § 20. *See Martin v. Brown*, 758 F. Supp. 313, 324 (W.D. Pa. 1990).[76] Plaintiffs make no effort, as they must, to plead how or why each defendant's specific corporate responsibilities placed them in a position to "control" the alleged fraud. *See* A.C. ¶¶ 28-30, 32-37, 330.

Culpable participation. For the same reasons already discussed in the scienter section above, plaintiffs have failed to allege culpable participation by any defendant under Section 20(a). *See Fannie Mae*, 2007 WL 2248037, at *14 (requiring showing of culpable participation for 20(a) liability); *supra* Part III.

CONCLUSION

For the reasons stated, the Amended Complaint should be dismissed with prejudice.

Respectfully submitted,

/s/ Thomas F. Connell

Ronald C. Machen (D.C. Bar # 447889)
Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar #479050)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
Tel.: (202) 663-6000
Fax: (202) 663-6363
Attorneys for Defendants

Dated: September 13, 2007

[76] *See also In re Digital Island Sec. Litig.*, 223 F. Supp. 2d 546, 561 (D. Del. 2002).

CERTIFICATE OF SERVICE

I hereby certify that I have served the foregoing (i) DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' FIRST AMENDED COMPLAINT, as well as the accompanying (ii) MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' FIRST AMENDED COMPLAINT, (iii) DECLARATION OF RYAN P. PHAIR IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' FIRST AMENDED COMPLAINT, and (iv) [PROPOSED] ORDER by e-mail on September 13, 2007 to:

Steven J. Toll
Daniel S. Sommers
COHEN, MILSTEIN, HAUSFELD
& TOLL, P.L.L.C
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, D.C. 20005
Tel.: (202) 408-4600
Fax: (202) 408-4699

Co-Lead Counsel for Plaintiffs

John Gross
Karen E. Reilly
Michael K. Yarnoff
SCHIFFRIN BARROWAY
TOPAZ & KESSLER, LLP
280 King of Prussia Road
Radnor, PA 19087
Tel: (610) 667-7056
Fax: (610) 667-7706

Co-Lead Counsel for Plaintiffs

Frederick W. Gerkens, III
GLANCY BINKOW & GOLDBERG LLP
1501 Broadway, Suite 1900
New York, NY 10036
Tel.: (917) 510-0009
Fax: (646) 366-0895

Co-Lead Counsel for Plaintiffs

Steven R. Freeman
FREEMAN, WOLFE & GREENBAUM, P.A.
Mercantile – Towson Building

409 Washington Avenue, Suite 300
Towson, MD 21204
Tel.: (410) 321-8400
Fax: (410) 321-8407

Of Counsel for Plaintiffs

Joel L. Lipman
O'ROURKE KATTEN & MOODY
161 North Clark Street, Suite 2230
Chicago, IL 60601
Tel.: (312) 849-2020
Fax: (312) 849-2021

Of Counsel for Plaintiffs

Thomas J. Hart
SLEVIN & HART, P.C.
1625 Massachusetts Avenue, NW
Suite 450
Washington, DC 20036
(202) 797-8700
(202) 234-8231 (fax)

Counsel for Plaintiffs

/s/ Ryan P. Phair
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
Tel.: (202) 663-6000
Fax: (202) 663-6363

409 Washington Avenue, Suite 300
Towson, MD 21204
Tel.: (410) 321-8400
Fax: (410) 321-8407

Of Counsel for Plaintiffs

Joel L. Lipman
O'ROURKE KATTEN & MOODY
161 North Clark Street, Suite 2230
Chicago, IL 60601
Tel.: (312) 849-2020
Fax: (312) 849-2021

Of Counsel for Plaintiffs

Thomas J. Hart
SLEVIN & HART, P.C.
1625 Massachusetts Avenue, NW
Suite 450
Washington, DC 20036
(202) 797-8700
(202) 234-8231 (fax)

Counsel for Plaintiffs

/s/ Ryan P. Phair
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
Tel.: (202) 663-6000
Fax: (202) 663-6363

END